Filed Pursuant to Rule 424(b)3
Registration No. 333-165437

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 14, 2010

and Prospectus Supplement

dated August 5, 2010)

PARTICIPATION INTERESTS IN

FIRST FEDERAL SAVINGS BANK

RETIREMENT PLAN

AND

OFFERING OF 520,000 SHARES OF

FEDFIRST FINANCIAL CORPORATION

COMMON STOCK ($.01 PAR VALUE)

This prospectus supplement for the First Federal Savings Bank Retirement Plan (the “401(k) Plan”) relates to the offer and sale to 401(k) Plan participants of participation interests and shares of common stock of FedFirst Financial Corporation, a new Maryland corporation (“FedFirst Financial”) through the 401(k) Plan in connection with the offering of FedFirst Financial common stock.

The current offering of FedFirst Financial Corporation common stock represents a resolicitation and extension of an offering FedFirst Financial Corporation originally commenced in May 2010 (“original offering period”). All subscriptions through the 401(k) Plan that were submitted during the original offering period have been cancelled and 401(k) Plan participants have been notified that they may access the funds transferred to the Merrill Lynch Retirement Reserves Money Fund and reinvest those funds in other plan investments.

Participants who subscribed for shares of FedFirst Financial Corporation common stock through the 401(k) Plan during the original offering period and wish to subscribe for shares of FedFirst Financial Corporation common stock at this time must complete a new Investment Form (see “Method of Directing Transfer”) and transfer 401(k) Plan funds (excluding those investments currently in the FedFirst Financial Corporation Stock Fund) to the Merrill Lynch Retirement Reserves Money Fund in the 401(k) Plan. See “Election to Purchase FedFirst Financial Common Stock in the Stock Offering.

This prospectus supplement is being provided to all 401(k) Plan participants who subscribed for shares of FedFirst Financial Corporation common stock through the 401(k) Plan during the original offering period.

401(k) Plan participants may direct the 401(k) Plan trustees to use all or a portion of their account balances to subscribe for and purchase shares of FedFirst Financial common stock through the FedFirst Financial Stock Fund. Based upon the value of the 401(k) Plan assets as of March 1, 2010, the 401(k) Plan trustees may subscribe for and purchase up to 520,000 shares of FedFirst Financial common stock at a purchase price of $10.00 per share. This prospectus supplement relates to the election of 401(k) Plan participants to direct the 401(k) Plan trustees to invest their 401(k) Plan account balances in FedFirst Financial common stock.

The FedFirst Financial prospectus supplement dated August 5, 2010, which is attached to this 401(k) Plan prospectus supplement, supplements the FedFirst Financial Corporation prospectus dated May 14, 2010 which includes detailed information regarding the offering of shares of FedFirst Financial common stock and the financial condition, results of operations and business of the Bank. This prospectus supplement provides information regarding the 401(k) Plan. You should read this 401(k) Plan prospectus supplement together with the attached prospectus supplement for the FedFirst Financial Corporation Stock Offering and keep it for future reference.

Please refer to “Risk Factors” beginning on page 15 of the prospectus and “Additional Risk Factors” on page 1 of the prospectus supplement.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, nor any other state or federal agency or any state securities commission, has approved or disapproved these securities. Any representation to the contrary is a criminal offense.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

This 401(k) Plan prospectus supplement may be used only in connection with offers and sales by FedFirst Financial of participation interests or shares of common stock under the 401(k) Plan in the offering. No one may use this prospectus supplement to re-offer or resell interests or shares of common stock acquired through the 401(k) Plan.

You should rely only on the information contained in this 401(k) Plan prospectus supplement and the attached prospectus supplement for the FedFirst Financial Corporation Stock Offering. Neither FedFirst Financial, the Bank nor the 401(k) Plan has authorized anyone to provide you with different information.

This 401(k) Plan prospectus supplement does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. Neither the delivery of this 401(k) Plan prospectus supplement and the attached prospectus supplement for the Stock Offering nor any sale of common stock shall under any circumstances imply that there has been no change in the affairs of the Bank or the 401(k) Plan since the date of this prospectus supplement, or that the information contained in this 401(k) Plan prospectus supplement or incorporated by reference is correct as of any time after the date of this 401(k) Plan prospectus supplement.

The date of this 401(k) Plan Prospectus Supplement is August 5, 2010.

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THE OFFERING

Securities Offered

FedFirst Financial is offering shares of common stock in connection with the conversion of the Bank from the partially public mutual holding company form of organization to the fully public stock holding company structure. The shares of common stock were originally offered in a “subscription offering” to eligible depositors and certain borrowers of the Bank. Shares of common stock that were not purchased in the subscription offering are being offered for sale to the general public in a “community offering,” with a preference given to our local communities and the shareholders of FedFirst Financial. FedFirst Financial Corporation intends to offer for sale shares of FedFirst Financial Corporation common stock not purchased in the subscription offering or community offering in a “syndicated community offering” with Stifel, Nicolaus & Company, Incorporated serving as sole back-running manager. For purposes of this prospectus supplement the subscription offering, community offering and syndicated community offering are collectively referred to as the “Stock Offering”.

The securities offered in connection with this prospectus supplement are participation interests in the 401(k) Plan. At a purchase price of $10.00 per share, the 401(k) Plan trustees may subscribe for and purchase up to 520,000 shares of FedFirst Financial common stock in the Stock Offering. The interests offered by means of this 401(k) Plan prospectus supplement are conditioned on the close of the Stock Offering. Certain subscription rights and purchase limitations also govern your investment in the FedFirst Financial Stock Fund in connection with the Stock Offering. See “The Conversion and Stock Offering – Subscription Offering and Subscription Rights” and “– Limitations on Purchases of Shares” in the prospectus supplement attached to this 401(k) Plan prospectus supplement for further discussion of these subscription rights and purchase limitations.

This 401(k) Plan prospectus supplement contains information regarding the 401(k) Plan. The attached prospectus supplement for the FedFirst Financial Corporation Stock Offering contains information regarding the financial condition, results of operations and business of the Bank and its affiliates. The address of the principal executive office of First Federal Savings Bank is Donner at Sixth Street, Monessen, Pennsylvania 15062. The telephone number of the Bank is (724) 684-6800.

Election to Purchase FedFirst Financial Common Stock in the Stock Offering

In connection with the Stock Offering, you may direct the 401(k) Plan trustees to use your 401(k) Plan funds to subscribe for FedFirst Financial common stock through the FedFirst Financial Stock Fund. In order to use your 401(k) Plan funds to subscribe for shares in the Stock Offering, you must first transfer funds from your current 401(k) Plan investments (excluding those investments currently in the FedFirst Financial Stock Fund) to The Merrill Lynch Retirement Reserves Money Fund in the 401(k) Plan. The funds you transfer to The Merrill Lynch Retirement Reserves Money Fund must be divisible by $10.00 (the per share price for the common stock in the Stock Offering). Once you transfer funds into The Merrill Lynch Retirement Reserves Money Fund to facilitate your 401(k) Plan purchase in the Stock Offering you will not be able to move the funds in or out of The Merrill Lynch Retirement Reserves Money Fund until after the close of the Stock Offering. However, all funds transferred to the Merrill Lynch Retirement Reserves Money Fund in the 401(k) Plan in connection with the original offering period may be moved out of the Merrill Lynch Retirement Reserves Money Fund and reinvested in other plan investments as all subscriptions submitted during the original offering period have been cancelled. If you wish to invest in FedFirst Financial Corporation common stock at this time and you have not transferred funds out of the Merrill Lynch Retirement Reserves Money Fund, the funds credited to you in the Merrill Lynch Retirement Reserves Money Fund will be used to subscribe for shares of FedFirst Financial Corporation common stock in this offering. If there is not enough FedFirst Financial common stock available in the Stock Offering to fill all subscriptions, the common stock will be apportioned and the 401(k) Plan trustees may not be able to purchase all of the common stock you requested. Following the closing of the Stock Offering, all funds held in the Merrill Lynch Retirement Reserves Money Fund that are not used to subscribe for shares of common stock in the Stock Offering must be reinvested in other plan investments. Funds not reinvested following the closing of the Stock Offering will be transferred to the 401(k) Plan’s default investment.

Your ability to purchase common stock in the Stock Offering is subject to purchase priorities and purchase limitations. See “Summary – Persons Who May Order Stock in the Offering” in the May 14, 2010 prospectus. FedFirst Financial has granted rights to subscribe for shares of FedFirst Financial common stock to the following

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persons in the following order of priority: (1) persons with $50 or more on deposit at the Bank as of the close of business on January 31, 2009; (2) persons with $50 or more on deposit at the Bank as of the close of business on March 31, 2010; and (3) depositors of the Bank as of the close of business on May 4, 2010, who are not eligible under categories 1 and 2 above and borrowers as of December 1, 1990 whose loans continue to be outstanding as of May 4, 2010. If you fall into one of the above categories, you have subscription rights to purchase shares of FedFirst Financial common stock in the Stock Offering and you may use your account balance in the 401(k) Plan to subscribe for shares of FedFirst Financial common stock. If you do not have subscription rights and all of the shares of common stock are not purchased in the subscription offering you may be eligible to subscribe for shares of common stock in the community offering or syndicated community offering.

The limitations on the total amount of FedFirst Financial common stock that you may purchase in the Stock Offering, is calculated based on the aggregate amount that you subscribed for: (a) through your 401(k) Plan account and (b) through your sources of funds outside of the 401(k) Plan by placing an order in the Stock Offering using a Stock Order Form. Whether you place an order through the 401(k) Plan, outside the 401(k) Plan, or both, the number of shares of FedFirst Financial common stock, if any, that you receive will be determined based on the total number of subscriptions, your purchase priority and the allocation priorities described in the prospectus. If, as a result of the calculation, you are allocated insufficient shares to fill all of your orders, available shares will be allocated between orders on a pro rata basis.

Value of Participation Interests

As of March 1, 2010, the market value of the 401(k) Plan assets equaled approximately $5,200,000. The plan administrator has distributed quarterly statements to each participant reflecting the value of his or her beneficial interest in the 401(k) Plan as of March 31, 2010. The value of the 401(k) Plan assets represents past contributions made to the 401(k) Plan on your behalf, plus or minus earnings or losses on the contributions, less previous withdrawals.

Method of Directing Transfer

In order to facilitate your investment in the FedFirst Financial Stock Fund in connection with the Stock Offering, you must complete, sign and submit the blue form included with this prospectus supplement (the “Investment Form”). Subscriptions submitted in connection with the original offering period have been cancelled. You must complete a new Investment Form in order to subscribe for shares in the Stock Offering. In addition to the general purchaser information required on the Investment Form, you must indicate the following information: (1) the exact dollar amount that you would like to invest in the FedFirst Financial Stock Fund; (2) the requested Purchaser Information; and (3) that the funds to be used to subscribe for shares of FedFirst Financial common stock, through the FedFirst Financial Stock Fund, will be debited from your interest in The Merrill Lynch Retirement Reserves Money Fund. You must transfer a sufficient amount of your 401(k) Plan assets to The Merrill Lynch Retirement Reserves Money Fund before you submit the Investment Form to Dee Smith in the Human Resources Department. If you have insufficient funds in The Merrill Lynch Retirement Reserves Money Fund when you submit your Investment Form, your order will be pro-rated based on the amount of funds held in The Merrill Lynch Retirement Reserves Money Fund as of August 27, 2010. If you do not wish to invest in the FedFirst Financial Stock Fund at this time, you do not need to take any action. The minimum investment in the FedFirst Financial Stock Fund during the Stock Offering is $250 and the maximum individual investment is $300,000. Your blue Investment Form must be received by Dee Smith no later than 5:00 pm on Friday, August 27, 2010.

Time for Directing Transfer

Your Investment Form must be received by Dee Smith by 5:00 pm, local time, on August 27, 2010, unless extended by the Bank. If you have any questions regarding the FedFirst Financial Stock Fund, you can call Dee Smith at (724) 684-6800 ext. 17.

Irrevocability of Transfer Direction

Once you have submitted your Investment Form, you cannot change your direction to transfer amounts credited to your account in the 401(k) Plan to the FedFirst Financial Stock Fund. Following the closing of the

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Stock Offering and the initial purchase of shares in the FedFirst Financial Stock Fund, you will again have complete access to any funds you directed towards the purchase of shares of FedFirst Financial common stock in the Stock Offering. Special restrictions may apply to transfers directed to and from the FedFirst Financial Stock Fund by participants who are subject to Section 16(b) of the Securities Exchange Act of 1934, as amended. See “SEC Reporting and Short-Swing Profit Liability.”

Purchase Price of FedFirst Financial Common Stock

The FedFirst Financial Stock Fund trustees will pay the same price ($10.00 per share) for shares of FedFirst Financial common stock as all other persons who purchase shares of FedFirst Financial common stock in the Stock Offering. If there is not enough common stock available in the Stock Offering to fill all subscriptions, the common stock will be apportioned and the trustee may not be able to purchase all of the common stock you requested. If the subscription offering is oversubscribed and your order is cut back, your 401(k) Plan funds (which are not invested in FedFirst Financial common stock) will be held in The Merrill Lynch Retirement Reserves Money Fund, earning a market rate of interest, until the close of the Stock Offering at which time you can then reinvest your funds in any of the 401(k) Plan investments.

Nature of a Participant’s Interest in FedFirst Financial Common Stock

The trustee will hold FedFirst Financial common stock in the name of the 401(k) Plan. The trustee will credit shares of FedFirst Financial common stock acquired at your direction to your account under the 401(k) Plan. Your interest in the FedFirst Financial Stock Fund will be recorded in stock units. Immediately following the close of the Stock Offering, all shares of common stock currently held in the FedFirst Financial Stock Fund will be converted to shares of new FedFirst Financial. The value of your stock units will be adjusted to reflect the exchange ratio for the new shares of common stock. As future deferrals are invested in the FedFirst Financial Stock Fund, each stock unit will be comprised of a stock and cash component based on an overall liquidity target for the Stock Fund of 0.22%.

Voting and Tender Rights of FedFirst Financial Common Stock

The 401(k) Plan trustee will exercise voting and tender rights attributable to all FedFirst Financial common stock held in the FedFirst Financial Stock Fund, as directed by participants with interests in the FedFirst Financial Stock Fund. With respect to each matter as to which holders of FedFirst Financial common stock have a right to vote, you will have voting instruction rights that reflect your proportionate interest in the FedFirst Financial Stock Fund. The number of shares of FedFirst Financial common stock held in the FedFirst Financial Stock Fund voted for and against each matter will be proportionate to the number of voting instruction rights exercised. If there is a tender offer for FedFirst Financial common stock, the 401(k) Plan allots each participant a number of tender instruction rights reflecting each participant’s proportionate interest in the FedFirst Financial Stock Fund. The percentage of shares of FedFirst Financial common stock held in the FedFirst Financial Stock Fund that will be tendered will be the same as the percentage of the total number of tender instruction rights exercised in favor of the tender offer. The remaining shares of FedFirst Financial common stock held in the FedFirst Financial Stock Fund will not be tendered. The 401(k) Plan provides that participants will exercise their voting instruction rights and tender instruction rights on a confidential basis.

DESCRIPTION OF THE 401(k) PLAN

Introduction

The Bank adopted the amended and restated 401(k) Plan effective December 31, 2005 and was subsequently amended on February 27, 2007. The Bank intends for the 401(k) Plan to comply, in form and in operation, with all applicable provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Bank may amend the 401(k) Plan from time to time in the future to ensure continued compliance with these laws. The Bank may also amend the 401(k) Plan from time to time in the future to add, modify, or eliminate certain features of the plan, as it sees fit. Federal law provides you with various rights and protections as a participant in the 401(k) Plan, which is governed by ERISA. However, the Pension Benefit Guaranty Corporation does not guarantee your benefits under the 401(k) Plan.

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Reference to Full Text of the Plan. The following portions of this prospectus supplement summarize the material provisions of the 401(k) Plan. The Bank qualifies this summary in its entirety by reference to the full text of the 401(k) Plan. You may obtain copies of the 401(k) Plan document, including any amendments to the plan and a summary plan description, by contacting Dee Smith at (724) 684-6800 ext. 17. You should carefully read the 401(k) Plan documents to understand your rights and obligations under the 401(k) Plan.

Eligibility and Participation

If you are a salaried employee you may begin to make pre-tax salary deferrals into the Plan as of the first of the month following the day you attain age 21 and complete 1,000 hours of service within a consecutive twelve-month period.

As of March 1, 2010, 89 of the 94 active eligible employees of the Bank participated in the 401(k) Plan.

Contributions Under the 401(k) Plan

Employee Pre-Tax Salary Deferrals. Subject to certain Internal Revenue Service limitations, the 401(k) Plan currently permits you to make pre-tax salary deferrals each payroll period of up to 100% of your compensation. Compensation is defined for purposes of the 401(k) Plan as cash compensation earned for service performed for the Bank and subject to tax withholding. In addition to pre-tax salary deferrals, you may make “catch up” contributions if you are currently age 50 or will be 50 before the end of the calendar year. You are always 100% vested in your elective deferrals.

Matching Contributions. The 401(k) Plan currently provides that the Bank will make matching contributions on behalf of each eligible participant with respect to each eligible participant’s elective deferrals. If you elect to defer funds into the 401(k) Plan, the Bank will match 100% of your elective deferrals up to 3% of your compensation and 50% on your next 2% of compensation. The Bank makes matching contributions only to those participants who actively defer a percentage of their compensation into the 401(k) Plan.

Discretionary Contributions. The 401(k) Plan provides that the Bank may make a discretionary contribution under the 401(k) Plan at the end of the plan year. The amount of the contribution is determined at the end of the plan year. In order to be eligible for the contribution you must be employed by the Bank on the last day of the plan year. No discretionary contributions were made in 2009.

Rollover Contributions. The Bank allows employees who receive a distribution from a previous employer’s tax-qualified employee benefit plan to deposit that distribution into a Rollover Contribution account under the 401(k) Plan, provided the rollover contribution satisfies IRS requirements. For additional information on Rollover Contributions see the Summary Plan Description for the 401(k) Plan.

Limitations on Contributions

Limitation on Employee Salary Deferrals. By law, your total deferrals under the 401(k) Plan, together with similar plans, may not exceed $16,500 for 2010. Eligible employees who are age 50 and over may also make additional “catch-up” contributions to the plan, up to a maximum of $5,500 for 2010. The Internal Revenue Service periodically increases these limitations. An eligible participant who exceeds these limitations must include any excess deferrals in gross income for federal income tax purposes in the year of deferral. In addition, the participant must pay federal income taxes on any excess deferrals when distributed by the 401(k) Plan to the participant, unless the plan distributes the excess deferrals and any related income no later than the first April 15th following the close of the taxable year in which the participant made the excess deferrals. Any income on excess deferrals distributed before such date is treated, for federal income tax purposes, as earned and received by the participant in the taxable year of the distribution.

Limitation on Annual Additions and Benefits. As required by the Internal Revenue Code, the 401(k) Plan provides that the total amount of contributions and forfeitures (annual additions) credited to a participant during any year under all defined contribution plans of the Bank (including the 401(k) Plan and the First Federal Savings Bank Employee Stock Ownership Plan) may not exceed the lesser of 100% of the participant’s annual compensation or $49,000 for 2010.

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Limitation on Plan Contributions for Highly Compensated Employees. Special provisions of the Internal Revenue Code limit the amount of pre-tax and matching contributions that may be made to the 401(k) Plan in any year on behalf of highly compensated employees, in relation to the amount of pre-tax and matching contributions made by or on behalf of all other employees eligible to participate in the 401(k) Plan. If pre-tax and matching contributions exceed these limitations, the plan must adjust the contribution levels for highly compensated employees.

In general, a highly compensated employee includes any employee who (1) was a 5% owner of the sponsoring employer at any time during the year or the preceding year, or (2) had compensation for the preceding year in excess of $110,000 and, if the sponsoring employer so elects, was in the top 20% of employees by compensation for that year. The preceding dollar amount applies for 2010 and may be adjusted periodically by the Internal Revenue Service.

Top-Heavy Plan Requirements. If the 401(k) Plan is a “Top-Heavy Plan” for any calendar year, the Bank may be required to make certain minimum contributions to the 401(k) Plan on behalf of non-key employees. In general, the 401(k) Plan will be treated as a Top-Heavy Plan for any calendar year if, as of the last day of the preceding calendar year, the aggregate balance of the accounts of “Key Employees” exceeds 60% of the aggregate balance of the accounts of all employees under the plan. A Key Employee is generally any employee who, at any time during the calendar year or any of the four preceding years, is:

(1)	an officer of the Bank whose annual compensation exceeds $160,000;

(2)	a 5% owner of the employer, meaning an employee who owns more than 5% of the outstanding stock of FedFirst Financial, or who owns stock that possesses more than 5% of the total combined voting power of all stock of FedFirst Financial; or

(3)	a 1% owner of the employer, meaning an employee who owns more than 1% of the outstanding stock of FedFirst Financial, or who owns stock that possesses more than 1% of the total combined voting power of all stock of FedFirst Financial, and whose annual compensation exceeds $150,000.

The foregoing dollar amounts are for 2010.

401(k) Plan Investments

Effective March 1, 2010, the 401(k) Plan offers the following investment choices:

	Annual Rates of Return as of December 31,
Fund Name	2009	2008	2007
Alger Capital Appreciation Fund	50.00%	(44.44)%	31.93%
American Century Government Bond Fund	2.76	9.28	7.55
American Funds Bond Fund of America	14.54	(12.52)	3.02
American Funds EuroPacific Growth Fund	38.71	(40.71)	18.58
American Funds Income Fund of America	24.05	(29.19)	3.38
American Funds Target Date Retirement 2010	22.93	(27.73)	N/A
American Funds Target Date Retirement 2015	24.19	(29.24)	N/A
American Funds Target Date Retirement 2020	26.38	(32.68)	N/A
American Funds Target Date Retirement 2025	29.03	(34.97)	N/A
American Funds Target Date Retirement 2030	30.51	(35.47)	N/A
Loomis Sayles Small Cap Value Fund	28.18	(32.17)	2.93
Loomis Sayles Strategic Income Fund	39.30	(23.15)	7.26
Pioneer Emerging Markets	73.56	(59.03)	41.97
Merrill Lynch Retirement Preservation Trust	1.3	3.4	N/A
Victory Diversified Stock Fund	26.65	(36.68)	10.37
Victory Diversified Value Fund	32.59	(43.80)	13.76
Wells Fargo Galliard Stable Value Fund	2.46	3.27	4.24
FedFirst Financial Corporation Stock Fund	(20.60)	(52.50)	(7.00)

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Investment Descriptions

Alger Capital Appreciation A. The investment seeks long-term capital appreciation. The fund invests normally at least 85% of net assets plus any borrowings for investment purposes in the equity securities of companies of any market capitalization that demonstrate promising growth potential. It can leverage, that is, borrow money to buy additional securities.

American Century Government Bond Adv. The investment seeks high current income. The fund invests at least at least 80% of assets in government debt securities, including U.S. Treasury securities and other securities issued or guaranteed by the U.S. government and its agencies and instrumentalities. It may commit up to 35% of its total assets to when-issued or forward commitment agreements. The fund may invest in derivative instruments such as options, futures contracts, options on futures contracts, and swap agreements or in mortgage- or asset-backed securities, provided that such investments are in keeping with the fund’s investment objective.

American Funds Bond Fund of America. The investment seeks current income consistent with preservation of capital. The fund normally invests at least 80% of assets in bonds. It normally invests at least 60% of assets in bonds and debt securities rated A or better at the time of purchase. The fund will not invest more than 40% of assets in other debt obligations, including lower rated bonds.

American Funds EuroPacific Gr R3. The investment normally invests at least 80% of net assets in securities of issuers in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. Growth stocks are stocks that the investment adviser believes have the potential for above-average capital appreciation.

American Funds Income Fund of America. The investment seeks current income; capital appreciation is secondary. The fund allocates among common and preferred stock, straight debt securities, convertibles, and cash equivalents. It normally maintains 60% of assets in equity-type securities. It may invest up to 20% of assets in debt securities rated Ba or below. The fund may invest up to 20% of assets in equity securities domiciled outside of the U.S. and 10% of assets in debt securities of non-U.S. issuers.

American Funds Target Date Retirement Fund 2010. The investment seeks growth, income and conservation of capital. The fund normally invests a greater portion of assets in bond, equity-income and balanced funds as it approaches and passes its target date. It attempts to achieve its objectives by investing in a mix of American funds.

American Funds Target Date Retirement Fund 2015. The investment seeks growth, income and conservation of capital. The fund normally invests a greater portion of assets in bond, equity-income and balanced funds as it approaches and passes its target date. It attempts to achieve its objectives by investing in a mix of American funds.

American Funds Target Date Retirement Fund 2020. The investment seeks growth, income and conservation of capital. The fund normally invests a greater portion of assets in bond, equity-income and balanced funds as it approaches and passes its target date. It attempts to achieve its objectives by investing in a mix of American funds.

American Funds Target Date Retirement Fund 2025. The investment seeks growth, income and conservation of capital. The fund normally invests a greater portion of assets in bond, equity-income and balanced funds as it approaches and passes its target date. It attempts to achieve its objectives by investing in a mix of American funds.

American Funds Target Date Retirement Fund 2030. The investment seeks growth, income and conservation of capital. The fund normally invests a greater portion of assets in bond, equity-income and balanced funds as it approaches and passes its target date. It attempts to achieve its objectives by investing in a mix of American funds.

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Loomis Sayles Small Cap Value Admin. The investment seeks long-term growth of capital. The fund invests 80% of assets in equity securities of small cap companies with market capitalizations that fall within the capitalization range of the Russell 2000 index. It may invest up to 20% of assets in foreign securities including emerging-markets securities. The fund may also invest in REITs. Rule 144A securities and investment companies. It may engage in foreign currency hedging transactions, options and futures transactions, REITs and Rule 144A securities.

Loomis Sayles Strategic Income. The investment seeks high current income; growth of capital is a secondary consideration. The fund normally invests all of assets in income producing securities with a focus on U.S. corporate bonds, convertible securities, foreign debt instruments. It may invest up to 35% of assets in preferred stocks and dividend-paying common stocks. The fund may also invest in zero coupon securities, mortgage backed securities, stripped mortgage backed securities, collateralized mortgage obligations, and asset backed securities, REITs, Rule 144A securities, repurchase agreements and convertible securities.

Pioneer Emerging Markets A. The investment seeks long-term growth of capital. The fund normally invests 80% of total assets in the securities of emerging-market corporate and government issuers. It invests in at least six emerging markets. The fund may invest up to 20% of total assets in equity and debt securities of corporate or government issuers in any developed country other than the U.S.). It does not allocate more than 25% of total assets to any one country but can invest more than 25% of total assets in a particular region.

Victory Diversified Stock A. The investment seeks to provide long-term growth of capital. The fund pursues its investment objective by investing primarily in equity securities and securities convertible into common stocks traded on U.S. exchanges and issued by large, established companies. Under normal circumstances, it invests at least 80% of its net assets in equity securities and securities convertible or exchangeable into common stock.

Wells Fargo Stable Return Fund. The investment seeks to provide a moderate level of stable income without principal volatility while seeking to maintain adequate liquidity and returns superior to shorter maturity instruments. This actively managed fund invests in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions. The principal value of these contacts is not expected to experience price fluctuations in most economic or interest rate environments.

FedFirst Financial Stock Fund. This fund consists of investments in the common stock of FedFirst Financial. Each participant’s interest in the fund is recorded using the unitized accounting method. If cash dividends are paid on FedFirst Financial common stock, the trustee will, to the extent practicable, use the dividends held in the FedFirst Financial Stock Fund to purchase shares of the common stock. Pending investment in the common stock, assets held in the FedFirst Financial Stock Fund will be placed in the short term investment component of the FedFirst Financial Stock Fund. The Stock Fund maintains a 0.22% cash ratio target.

Once you have submitted your Investment Form, you may not change your investment directions in the Stock Offering.

Benefits Under the 401(k) Plan

Vesting. All participants are 100% vested in their pre-tax elective deferrals and matching contributions. This means that participants have a non-forfeitable right to these funds and any earnings on the funds at all times. Participants vest in their discretionary contributions at a rate of 20% per year over a five year period.

Withdrawals and Distributions from the 401(k) Plan

Withdrawals Before Termination of Employment. You may receive in-service distributions from the Plan under limited circumstances in the form of hardship and non-hardship withdrawals, participant loans, installment payments and distributions from your rollover contributions.

In order to qualify for a hardship withdrawal, you must have an immediate and substantial need to meet certain expenses and have no other reasonably available resources to meet the financial need. If you qualify for a hardship distribution, the trustee will make the distribution proportionately from the investment funds in which you have invested your account balances. You may withdraw funds twice per Plan Year for a hardship withdrawal.

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Participant loans are approved by the plan administrator. If you qualify for a participant loan, the trustee will make a distribution proportionately from the investment funds in which you have invested your account balances. You may obtain information on the participant loan program from the Human Resources Department at First Federal Savings Bank.

Distribution Upon Retirement, Death or Disability. If a participant’s accounts are $1,000 or less upon termination of employment, payment will be in the form of a lump sum as of a valuation date as soon thereafter as administratively possible. If a participant’s accounts exceed $1,000 upon termination of employment, and the participant does not elect to have his/her distribution paid, payment will be in the form of a Direct Rollover to an individual retirement plan designated by the Plan Administrator.

Distribution Upon Termination for Any Other Reason. If a participant’s accounts are $1,000 or less upon termination of employment, payment will be in the form of a lump sum as of a valuation date as soon thereafter as administratively possible. If a participant’s accounts exceed $1,000 upon termination of employment, and the participant does not elect to have his/her distribution paid, payment will be in the form of a Direct Rollover to an individual retirement plan designated by the Plan Administrator.

Nonalienation of Benefits. Except with respect to federal income tax withholding, and as provided for under a qualified domestic relations order, benefits payable under the 401(k) Plan will not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any rights to benefits payable under the 401(k) Plan will be void.

Applicable federal tax law requires the 401(k) Plan to impose substantial restrictions on your right to withdraw amounts held under the 401(k) Plan before your termination of employment with the Bank. Federal law may also impose an excise tax on withdrawals from the 401(k) Plan before you attain 59 1/2 years of age, regardless of whether the withdrawal occurs during your employment with the Bank or after termination of employment.

ADMINISTRATION OF THE 401(k) PLAN

Trustees and Custodian

The board of directors of the Bank has appointed Patrick G. O’Brien, Robert C. Barry, Jr. and DaCosta Smith III to serve as the trustees for the 401(k) Plan (the “401(k) Plan Trustees”). The MG Trust Company LLC serves as the custodian of all of the 401(k) Plan assets. The 401(k) Plan trustees are responsible for the investment of the trust assets as directed by 401(k) Plan participants.

Reports to 401(k) Plan Participants

The 401(k) Plan record keeper prepares quarterly benefit statements for the 401(k) Plan participants that show the balance in their accounts as of the statement date, contributions made to their accounts during that period and any additional adjustments required to reflect earnings or losses.

Plan Administrator

The Bank acts as Plan Administrator for the 401(k) Plan. The Plan Administrator handles the following administrative functions: interpreting the provisions of the plan, prescribing procedures for filing applications for benefits, preparing and distributing information explaining the plan, maintaining plan records, books of account and all other data necessary for the proper administration of the plan, preparing and filing all returns and reports required by the U.S. Department of Labor and the IRS and making all required disclosures to participants, beneficiaries and others under ERISA. The Plan Administrator may delegate all or a portion of its recordkeeping functions to a third party service provider.

8

Amendment and Termination

The Bank expects to continue the 401(k) Plan indefinitely. Nevertheless, the Bank may terminate the 401(k) Plan at any time. If the Bank terminates the 401(k) Plan in whole or in part, all affected participants become fully vested in their accounts, regardless of other provisions of the 401(k) Plan. The Bank reserves the right to make, from time to time, changes which do not cause any part of the trust to be used for, or diverted to, any purpose other than the exclusive benefit of participants or their beneficiaries. The Bank may amend the plan, however, as necessary or desirable, in order to comply with ERISA or the Internal Revenue Code.

Merger, Consolidation or Transfer

If the 401(k) Plan merges or consolidates with another plan or transfers the trust assets to another plan, and either the 401(k) Plan or the other plan is subsequently terminated, the 401(k) Plan requires that you receive a benefit immediately after the merger, consolidation or transfer that would equal or exceed the benefit you would have been entitled to receive immediately before the merger, consolidation or transfer, if the 401(k) Plan had terminated at that time.

Federal Income Tax Consequences

The following briefly summarizes the material federal income tax aspects of the 401(k) Plan. You should not rely on this summary as a complete or definitive description of the material federal income tax consequences of the 401(k) Plan. Statutory provisions change, as do their interpretation, and their application may vary in individual circumstances. Finally, applicable state and local income tax laws may have different tax consequences than the federal income tax laws. 401(k) Plan participants should consult a tax advisor with respect to any transaction involving the 401(k) Plan, including any distribution from the 401(k) Plan.

As a “tax-qualified retirement plan,” the Internal Revenue Code affords the 401(k) Plan certain tax advantages, including the following:

(1)	the sponsoring employer may take an immediate tax deduction for the amount contributed to the plan each year;

(2)	participants pay no current income tax on amounts contributed by the employer on their behalf; and

(3)	earnings of the plan are tax-deferred, thereby permitting the tax-deferred accumulation of income and gains on investments.

The Bank administers the 401(k) Plan to comply in operation with the requirements of the Internal Revenue Code as of the applicable effective date of any change in the law. If the Bank should receive an adverse determination letter from the Internal Revenue Service regarding the 401(k) Plan’s tax exempt status, all participants would generally recognize income equal to their vested interests in the 401(k) Plan, the participants would not be permitted to transfer amounts distributed from the 401(k) Plan to an Individual Retirement Account or to another qualified retirement plan, and the Bank would be denied certain tax deductions taken in connection with the 401(k) Plan.

Lump Sum Distribution. A distribution from the 401(k) Plan to a participant or the beneficiary of a participant qualifies as a lump sum distribution if it is made within one taxable year, on account of the participant’s death, disability or separation from service, or after the participant attains age 59 1/2; and consists of the balance credited to the participant under this plan and all other profit sharing plans, if any, maintained by the Bank. The portion of any lump sum distribution included in taxable income for federal income tax purposes consists of the entire amount of the lump sum distribution, less the amount of after-tax contributions, if any, made to any other profit-sharing plans maintained by the Bank, if the distribution includes those amounts.

FedFirst Financial Common Stock Included in Lump Sum Distribution. If a lump sum distribution includes FedFirst Financial common stock, the distribution generally is taxed in the manner described above. The total taxable amount is reduced, however, by the amount of any net unrealized appreciation on FedFirst Financial common stock; that is, the excess of the value of FedFirst Financial common stock at the time of the distribution

9

over the cost or other basis of the securities to the trust. The tax basis of FedFirst Financial common stock, for purposes of computing gain or loss on a subsequent sale, equals the value of FedFirst Financial common stock at the time of distribution, less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of FedFirst Financial common stock, to the extent of the net unrealized appreciation at the time of distribution, is long-term capital gain, regardless of how long you hold the FedFirst Financial common stock, or the “holding period.” Any gain on a subsequent sale or other taxable disposition of FedFirst Financial common stock that exceeds the amount of net unrealized appreciation upon distribution is considered long-term capital gain, regardless of the holding period. The recipient of a distribution may elect to include the amount of any net unrealized appreciation in the total taxable amount of the distribution, to the extent allowed under IRS regulations.

We have provided you with a brief description of the material federal income tax aspects of the 401(k) Plan that are generally applicable under the Internal Revenue Code. We do not intend this description to be a complete or definitive description of the federal income tax consequences of participating in or receiving distributions from the 401(k) Plan. Accordingly, you should consult a tax advisor concerning the federal, state and local tax consequences of participating in and receiving distributions from the 401(k) Plan.

Restrictions on Resale

Any “affiliate” of FedFirst Financial under Rules 144 and 405 of the Securities Act of 1933, as amended, who receives a distribution of common stock under the 401(k) Plan, may re-offer or resell such shares only under a registration statement filed under the Securities Act of 1933, as amended, assuming the availability of a registration statement, or under Rule 144 or some other exemption from these registration requirements. An “affiliate” of FedFirst Financial is someone who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, FedFirst Financial. Generally, a director, principal officer or major shareholder of a corporation is deemed to be an “affiliate” of that corporation.

Any person who may be an “affiliate” of FedFirst Financial may wish to consult with counsel before transferring any common stock they own. In addition, participants should consult with counsel regarding the applicability to them of Section 16 of the Securities Exchange Act of 1934, as amended, which may restrict the sale of FedFirst Financial common stock acquired under the 401(k) Plan or other sales of FedFirst Financial common stock.

Persons who are not deemed to be “affiliates” of FedFirst Financial at the time of resale may resell freely any shares of FedFirst Financial common stock distributed to them under the 401(k) Plan, either publicly or privately, without regard to the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, or compliance with the restrictions and conditions contained in the exemptions available under federal law. A person deemed an “affiliate” of FedFirst Financial at the time of a proposed resale may publicly resell common stock only under a “re-offer” prospectus or in accordance with the restrictions and conditions contained in Rule 144 of the Securities Act of 1933, as amended, or some other exemption from registration, and may not use this prospectus supplement or the accompanying prospectus in connection with any such resale. In general, Rule 144 restricts the amount of common stock which an affiliate may publicly resell in any three-month period to the greater of one percent of FedFirst Financial common stock then outstanding or the average weekly trading volume reported on the Nasdaq Capital Market during the four calendar weeks before the sale. Affiliates may sell only through brokers without solicitation and only at a time when FedFirst Financial is current in filing all required reports under the Securities Exchange Act of 1934, as amended.

SEC Reporting and Short-Swing Profit Liability

Section 16 of the Securities Exchange Act of 1934, as amended, imposes reporting and liability requirements on officers, directors and persons who beneficially own more than 10% of public companies such as FedFirst Financial. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the filing of reports of beneficial ownership. Within ten days of becoming a person required to file reports under Section 16(a), such person must file a Form 3 reporting initial beneficial ownership with the Securities and Exchange Commission (“SEC”). Such persons must also report periodically certain changes in beneficial

10

ownership involving the allocation or reallocation of assets held in their 401(k) Plan accounts, either on a Form 4 within two business days after a transaction, or annually on a Form 5 within 45 days after the close of a company’s fiscal year.

In addition to the reporting requirements described above, Section 16(b) of the Securities Exchange Act of 1934, as amended, provides for the recovery by FedFirst Financial of profits realized from the purchase and sale or sale and purchase of its common stock within any six-month period by any officer, director or person who beneficially owns more than 10% of the common stock.

The SEC has adopted rules that exempt many transactions involving the 401(k) Plan from the “short-swing” profit recovery provisions of Section 16(b). The exemptions generally involve restrictions upon the timing of elections to buy or sell employer securities for the accounts of any officer, director or person who beneficially owns more than 10% of the common stock of a company.

Except for distributions of the common stock due to death, disability, retirement, termination of employment or under a qualified domestic relations order, persons who are subject to Section 16(b) may be required, under limited circumstances involving the purchase of common stock within six months of the distribution, to hold the shares of common stock distributed from the 401(k) Plan for six months after the distribution date.

LEGAL OPINION

The validity of the issuance of the common stock of FedFirst Financial will be passed upon by Kilpatrick Stockton LLP, Washington, DC. Kilpatrick Stockton LLP is acting as special counsel for FedFirst Financial in connection with the Stock Offering.

11

FIRST FEDERAL SAVINGS BANK RETIREMENT PLAN (“401(k) PLAN”)

INVESTMENT FORM

[TO BE USED IN CONNECTION WITH RESOLICITATION AND EXTENSION

OF STOCK OFFERING]

Name of Plan Participant:

Social Security Number:

1. Instructions. If you would like to use your 401(k) Plan funds to subscribe for shares of FedFirst Financial common stock in the FedFirst Financial Stock Offering, you must complete, sign and submit this form to Dee Smith in the Human Resources Department no later than 5:00 p.m. on Friday, August 27, 2010. A representative for the Plan Administrator will retain a copy of this form and return a copy to you. If you need any assistance in completing this form, please contact Dee Smith in Human Resources. If you do not complete and return this form to the Human Resources Department by 5:00 p.m. on Friday, August 27, 2010, you will not be able to subscribe for shares of FedFirst Financial common stock (“Common Stock”) in the Stock Offering through the 401(k) Plan.

2. Investment Directions. I hereby direct the 401(k) Plan trustee to debit $                    from the dollars I have transferred to The Merrill Lynch Retirement Reserves Money Fund to subscribe for and purchase shares of Common Stock through the FedFirst Financial Stock Fund. I understand that the amount I direct the trustee to debit from The Merrill Lynch Retirement Reserves Money Fund must be divisible by $10.00.

3. Purchaser Information. The ability of a 401(k) Plan participant to purchase common stock through the FedFirst Financial Stock Fund is based on the participant’s subscription rights, purchase priorities and purchase limitations. Please refer to the Stock Offering prospectus for a detailed discussion on subscription rights, purchase priorities and the Stock Offering purchase limitations.

Please indicate your status by checking the appropriate boxes below.

☐	Check here if you had $50.00 or more on deposit with First Federal Savings Bank as of the close of business on January 31, 2009.

☐	Check here if you had $50.00 or more on deposit with First Federal Savings Bank as of the close of business on March 31, 2010.

☐	Check here if you are a depositor of First Federal Savings Bank as of the close of business on May 4, 2010, who are not eligible under the categories listed above.

☐	Check here if none of the above noted categories apply, but you wish to subscribe for shares of FedFirst Financial in the Community Offering.

4. Acknowledgment of Plan Participant. I understand that this Investment Form shall be subject to all of the terms and conditions of the Plan. I acknowledge that I have received a copy of the Prospectus and the Prospectus Supplement.

Signature of Participant	Date

Acknowledgment of Receipt by the Plan Administrator. This Investment Form was received by the Plan Administrator and will become effective on the date noted below.

By:
Date

THE PARTICIPATION INTERESTS REPRESENTED BY THE COMMON STOCK OFFERED HEREBY ARE NOT DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE BANK INSURANCE FUND OR THE SAVINGS ASSOCIATION INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY AND ARE NOT GUARANTEED BY FIRST FEDERAL SAVINGS BANK OR FEDFIRST FINANCIAL. THE COMMON STOCK IS SUBJECT TO AN INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL INVESTED.

PLEASE COMPLETE AND RETURN TO DEE SMITH IN

THE HUMAN RESOURCES DEPARTMENT AT FIRST FEDERAL SAVINGS BANK.

INVESTMENT FORMS RECEIVED AFTER 5:00 P.M. ON AUGUST 27, 2010

WILL NOT BE PROCESSED.

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 14, 2010)

(Proposed holding company for First Federal Savings Bank)

Up to 2,328,750 Shares of Common Stock

(subject to increase to 2,678,063 shares)

$10.00 per Share

On July 20, 2010, RP Financial, LC. updated its appraisal of the estimated pro forma market value of the common stock of FedFirst Financial Corporation, which resulted in a reduction to our offering range. The amended offering range has decreased to a range of $17.2 million at the minimum to $23.3 million at the maximum, and $26.8 million at the adjusted maximum, as compared to the offering range of $19.1 million to $25.9 million, and $29.8 million at the adjusted maximum, established by the appraisal of RP Financial, dated February 26, 2010. This constitutes an approximate 10% reduction in the range. As a result of the reduction in the offering range, we are offering fewer shares than indicated in our prospectus dated May 14, 2010. We are now offering up to 2,328,750 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 1,721,250 shares in order to complete the offering. The price per share remains unchanged at $10.00.

This offering represents a resolicitation and extension of an offering that we originally commenced in May 2010. If you subscribed for shares of our common stock in the original offering, your previous subscription order has been canceled and is no longer effective. We have returned all subscription funds submitted by you and canceled any deposit account withdrawals that you authorized. You will not receive any shares of common stock unless you place a new order in this offering.

In view of the July 20, 2010 appraisal update, we are providing this prospectus supplement to those persons who subscribed for shares during the original offering period. Additionally, we may provide this prospectus supplement, together with the prospectus dated May 14, 2010, to members of the general public who did not previously subscribe for shares in order to facilitate additional purchases of shares in the community offering.

The subscription and community offerings are scheduled to terminate at 2:00 p.m., Eastern Time, on September 3, 2010. We may extend this termination date without notice to subscribers until October 18, 2010, unless the Office of Thrift Supervision approves a later date. No single extension can exceed 90 days. If we extend the offering beyond October 18, 2010, we will notify all subscribers and promptly return the funds of those subscribers who do not reconfirm their subscriptions. If we terminate the offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest calculated at First Federal Savings Bank’s statement savings rate or cancel your deposit account withdrawal authorization.

We intend to offer for sale shares of common stock not purchased in the subscription offering or community offering in a “syndicated community offering” with Stifel, Nicolaus & Company, Incorporated serving as sole book-running manager. We have not set an expiration date for the syndicated community offering and the syndicated community offering may expire at any time on or after September 3, 2010. We retain the right to accept or reject, in part or in whole, any order received in the community offering or the syndicated community offering. Stifel, Nicolaus & Company, Incorporated is not obligated to purchase any shares of common stock that are being offered for sale.

To place a new order, you must complete, sign and deliver the enclosed Supplemental Order Form (in the case of previous subscribers) or Community Order Form (in the case of new subscribers). Order forms, accompanied by full payment (personal check, bank check or money order) or deposit account withdrawal authorization, must be received by 2:00 p.m, Eastern Time, on September 3, 2010.

This document supplements and amends the prospectus of FedFirst Financial Corporation, dated May 14, 2010, and should be read together with the prospectus, which we previously distributed during the original offering period. Any information presented in this document supersedes that contained in the prospectus. Unless otherwise specifically set forth in this document, capitalized terms used, but not defined, in this prospectus supplement shall have the same meaning as they do in the prospectus. If you would like an additional copy of the prospectus dated May 14, 2010, you may obtain one by contacting our Stock Information Center at (877) 892-9472. See “Where You Can Find Additional Information” in this prospectus supplement for additional information on how a subscriber may obtain an additional copy of the prospectus.

This investment involves a degree of risk, including the possible loss of principal.

Please read “Risk Factors” beginning on page 15 of the prospectus and “Additional Risk Factors” on page 1 of this prospectus supplement.

OFFERING SUMMARY

Price Per Share: $10.00

	Minimum	Midpoint	Maximum	Maximum, as adjusted
Number of shares	1,721,250	2,025,000	2,328,750	2,678,063
Gross offering proceeds	$17,212,500	$20,250,000	$23,287,500	$26,780,630
Estimated offering expenses, excluding selling agent fees and expenses	$915,000	$915,000	$915,000	$915,000
Estimated selling agent fees and expenses (1)	$870,050	$991,550	$1,113,050	$1,252,775
Estimated net proceeds	$15,427,450	$18,343,450	$21,259,450	$24,612,855
Estimated net proceeds per share	$8.96	$9.06	$9.13	$9.19

(1)	Includes: (i) selling commissions payable by us to Stifel, Nicolaus & Company, Incorporated in connection with the subscription and community offerings equal to 1.0% of the aggregate amount of common stock in the subscription and community offerings (net of insider purchases) or approximately $104,000, at the adjusted maximum of the offering range, assuming that 40% of the offering is sold in the subscription and community offerings and the remaining 60% of the offering will be sold by a syndicate of broker-dealers in a syndicated community offering; (ii) fees and selling commissions payable by us to Stifel, Nicolaus & Company, Incorporated and any other broker-dealers participating in the syndicated offering equal to 6% of the aggregate amount of common stock sold in the syndicated community offering, or approximately $964,000 at the adjusted maximum of the offering range; and (iii) other expenses of the offering payable to Stifel, Nicolaus & Company Incorporated as selling agent estimated to be $185,000. For information regarding compensation to be received by Stifel, Nicolaus & Company, Incorporated and the other broker-dealers that may participate in the syndicated community offering, including the assumptions regarding the number of shares that may be sold in the subscription offering and the syndicated community offering to determine the estimated offering expenses, see “Pro Forma Data” on page 13 of this prospectus supplement and “The Conversion and Offering—Marketing Arrangements” on page 96 of the prospectus.
(2)	If all shares of common stock are sold in the syndicated community offering, the maximum selling agent commissions and expenses would be $1.0 million at the minimum, $1.2 million at the midpoint, $1.4 million at the maximum, and $1.6 million at the adjusted maximum.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Stifel Nicolaus

For assistance, please contact the Stock Information Center, toll free, at (877) 892-9472.

The date of this prospectus supplement is August 5, 2010

Additional Risk Factors

You should consider the risk factors presented below and those in the “Risk Factors” section of the prospectus, dated May 14, 2010, in addition to the other information contained in this prospectus supplement and in the prospectus, before deciding whether to make an investment in the common stock of FedFirst Financial Corporation.

The reduction in our appraised value may adversely affect the liquidity of our common stock.

The reduction in the appraised value of our common stock may result in fewer shares being issued than was anticipated in the prospectus. A reduction in the number of outstanding shares may reduce the liquidity of our shares and result in a less active market for trading in shares of our common stock.

Recently enacted regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision will be merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies will be regulated by the Federal Reserve Board. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. Also included is the creation of a new federal agency to administer and enforce consumer and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions will be reduced as well. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company and invest the proceeds from such borrowings as capital in First Federal Savings Bank that could be leveraged to support additional growth. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased compliance costs resulting from possible future consumer and fair lending regulations.

A Warning About Forward-Looking Statements

This prospectus supplement contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies or the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this prospectus supplement and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Results of the Offering and Member and Shareholder Votes

The members of FedFirst Financial Mutual Holding Company and the shareholders of FedFirst Financial Corporation approved the plan of conversion at meetings held on June 28, 2010. At the special meeting of members of FedFirst Financial Mutual Holding Company held on June 28, 2010, 55.7% of the votes eligible to be cast were voted in favor of the plan of conversion. At the annual meeting of shareholders of FedFirst Financial Corporation, 82.8% of the outstanding shares (including those held by FedFirst Financial Mutual Holding Company) and 59.6% of the outstanding shares held by persons other than FedFirst Financial Mutual Holding Company were voted in favor of the plan of conversion.

FedFirst Financial Corporation originally offered up to 2,587,500 shares of common stock in the offering at the maximum of the offering range, which could be increased to 2,975,625 shares at the adjusted maximum. We had to sell a minimum of 1,912,500 shares for the original offering to be completed. The offering was undersubscribed and interest in the syndicated offering was insufficient to sell the minimum number of shares.

In connection with the updated appraisal and reduction in our offering range, we returned all subscription funds received, with interest, to subscribers on July 27, 2010, and canceled all withdrawal authorizations of persons who submitted subscriptions for shares of common stock during the original offering.

Previous subscribers in the offering have received a Supplemental Order Form. Previous subscribers may order the same amount of shares or may increase or decrease the amount subscribed for compared to their original orders, subject to the purchase limitations in the plan of conversion. We also may offer shares to persons other than those who previously submitted orders. Any such orders by new subscribers must be placed on Community Order Forms. Orders submitted on Community Order Forms will be considered orders in the community offering and will be subordinate to orders submitted on Supplemental Order Forms by previous subscribers. Orders placed using the Supplemental Order Form must be registered in the stock registrations requested by the subscribers on their original order forms. A previous subscriber who wishes to order shares in any other registration(s) may contact our Stock Information Center to request one or more Community Order Forms. Any resulting stock order will be considered an order placed by a new subscriber in the community offering.

We do not know what the new level of subscription orders will be or whether the offering will be undersubscribed or oversubscribed. We must sell a minimum of 1,721,250 shares to complete the offering. If the offering is oversubscribed, orders will be allocated in accordance with our plan of conversion as described in the prospectus.

Amended Offering Range and Resolicitation

As required by applicable regulations, upon conclusion of the subscription, community and syndicated offerings, RP Financial submitted to First Federal Savings Bank and the Office of Thrift Supervision an updated appraisal of the pro forma market value of First Federal Savings Bank. RP Financial has estimated in its updated appraisal, dated as of July 20, 2010, that our pro forma market value was between $29.9 million and $40.5 million, with a midpoint of $35.2 million. The updated appraisal results in an offering range of the common stock to be sold of $17.2 million at the minimum and $23.3 million at the maximum, with a midpoint of $20.3 million. This is a 10% decrease from the midpoint valuation established by the appraisal report dated February 26, 2010, which was set forth in the prospectus. RP Financial’s July 20, 2010 appraisal update noted that, in decreasing the appraisal value, primary consideration was given to an analysis of recently completed conversion offerings and the results of the offering through the end of the initial offering period. In the 30 days prior to July 20, 2010, six second-step conversion transactions were completed. Of those six offerings, five were trading slightly below their respective public offering prices as of July 20, 2010. The weak after-market performance of these recently completed second-step conversion offerings and concerns of limited after-market support for FedFirst Financial common stock based on a closing valuation consistent with the minimum of the initial offering range were factors that contributed to the shortfall in orders. In addition to stock market conditions, RP Financial considered the previous results of the offering. As discussed under “Results of the Offering and Member and Shareholder Votes,” we received subscriptions that were significantly less than minimum of the offering range. Given the amount of orders received and the recent performance of second-step conversion offerings, RP Financial applied a more significant downward adjustment for marketing the issue in arriving at its updated appraisal valuation as of July 20, 2010. See “The Conversion and Offering—How We Determined the Offering Range and the $10.00 Purchase Price” in the prospectus for a description of the factors and assumptions used in determining the stock price and offering range.

As a result of the decrease in the estimated pro forma market value of the common stock as reflected in the updated appraisal, the Office of Thrift Supervision has approved a reduction in the offering range to a minimum of 1,721,250 shares and a maximum of 2,328,750 shares. If we receive orders for common stock in excess of 2,328,750 shares, the maximum of the updated offering range, the final valuation of FedFirst Financial may be increased by RP Financial up to $46.6 million, in which case the maximum of the amended offering range may be adjusted by 15%, and we may accept orders for up to 2,678,063 shares of common stock without an additional resolicitation of subscribers or any notice or right of subscribers to change or cancel orders.

Subscribers should note that the decrease in the estimated pro forma market value has an impact on the pro forma data presented in this prospectus supplement when compared to the values presented in the prospectus. See “Capitalization” and “Pro Forma Data” in this prospectus supplement for the effect on the pro forma stockholders’ equity, stockholders’ equity per share, net income per share, price to book value ratios and price to earnings ratios resulting from the updated offering range. The following table shows the change in certain pricing ratios at the midpoint of the offering range as a result of the reduced number of shares offered and the use of March 31, 2010 financial information as compared to December 31, 2009.

	At or for the Three Months Ended March 31, 2010		At or for the Year Ended December 31, 2009
	2,025,000 shares at the midpoint of the revised offering range		2,250,000 shares at the midpoint of the original offering range		Percentage Change
Offering price as a multiple of pro forma net income per share (annualized)	22.7	x	66.7	x	(66.0)%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	59.2%		64.4%		(8.1)%

The number of shares ultimately sold in the offering will depend upon market demand for the common stock as well as market and financial conditions as of the conclusion of the resolicitation period, and will affect the price to book value ratio, price to earnings ratio, stockholders’ equity per share and net income per share of the common stock. The reduced valuation reflected in the updated offering range may result in decreased liquidity in the shares of common stock compared to the number of shares which may have been issued if the offering range had not been updated.

The following table presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the 12 months ended March 31, 2010. The pricing ratios for FedFirst Financial are based on financial data as of or for the 12 months ended June 30, 2010.

	Price to Earnings Multiple		Price to Core Earnings Multiple		Price to Book Value Ratio	Price to Tangible Book Value Ratio
New FedFirst Financial (pro forma):
Minimum	33.20	x	34.15	x	50.79%	52.03%
Midpoint	38.62		39.71		57.05	58.34
Maximum	43.91		45.13		62.74	64.10
Maximum, as adjusted	49.84		51.21		68.68	70.13
Pricing ratios of peer group companies as of July 20, 2010:
Average	16.38		14.91		73.92	81.49
Median	14.73		15.11		79.91	80.00

Compared to the average pricing ratios of the peer group, at the maximum of the offering range our common stock would be priced at a premium of 168.1% to the peer group on a price-to-earnings basis, a premium of 202.7% on a price-to-core earnings basis, a discount of 15.1% to the peer group on a price-to-book basis, and a discount of 21.3% to the peer group on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group on an earnings and core earnings basis and less expensive than the peer group on a book value and tangible book value basis.

Compared to the average pricing ratios of the peer group, at the minimum of the offering range our common stock would be priced at a premium of 102.7% to the peer group on a price-to-earnings basis, a premium of 129.0% on a price-to-core earnings basis, a discount of 31.3% to the peer group on a price-to-book basis, and a discount of 36.2% to the peer group on a price-to-tangible book basis. This means that, at the minimum of the offering range, a share of our common stock would be more expensive than the peer group on an earnings and core earnings basis and less expensive than the peer group on a book value and tangible book value basis.

In determining the reasonableness and adequacy of RP Financial’s updated appraisal, the Board of Directors of First Federal Savings Bank reviewed the methodology and the appropriateness of the assumptions used by RP Financial. Copies of RP Financial’s appraisal report and updated appraisal are publicly available as exhibits to the registration statement on Form S-1, as amended, as filed with the SEC (File No. 333-165437). See “Where You Can Find Additional Information.”

RP Financial will update its appraisal before we complete the conversion and offering. If, as a result of regulatory considerations, demand for the shares or changes in financial market conditions, RP Financial determines that our estimated pro forma market value has increased, we may sell up to 2,678,063 shares without further notice to you. If our pro forma market value at that time is either below $29.9 million or above $46.6 million, then, after consulting with the Office of Thrift Supervision, we may: terminate the offering and promptly return all funds; promptly return all funds, set a new offering range and give all subscribers the opportunity to place a new order; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.

The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. The appraisal does not indicate market value. You should not assume or expect that the appraisal described above means that our common stock will trade at or above the $10.00 purchase price after the offering.

Resolicitation Procedure and Placing an Order

In view of the appraisal update and in accordance with regulatory requirements, we have returned all funds received, with interest, on July 27, 2010 and canceled all withdrawal authorizations of persons who submitted subscriptions for shares of common stock during the original offering. Each person who subscribed for shares in the original offering is again being given the opportunity to subscribe for shares of common stock of new FedFirst Financial. In addition, we may offer shares to persons who did not previously subscribe for shares in the offering. Any such orders by new subscribers may be filled in the community offering.

We have returned all subscription funds and cancelled all deposit order withdrawal authorizations previously received in the offering. Anyone who would like to purchase shares of common stock in the offering must submit an order as described below.

•

If you previously submitted an order, please complete, sign and return a Supplemental Order Form (which is being provided to all prior subscribers), accompanied by full payment (personal check, bank check or money order made payable to FedFirst Financial Corporation) or First Federal Savings Bank deposit account withdrawal authorization, to be received by 2:00 p.m., Eastern Time, on September 3, 2010.

•

If you did not previously submit an order but wish to subscribe for shares of common stock in the community offering, you must complete, sign and return a Community Order Form, accompanied by full payment (personal check, bank check or money order made payable to FedFirst Financial Corporation) or First Federal Savings Bank deposit account withdrawal authorization, to be received by 2:00 p.m., Eastern Time on September 3, 2010.

You may deliver your stock order form in one of three ways: by mail, using the stock order reply envelope provided; by overnight delivery to the Stock Information Center at the address indicated on the stock order form; or by hand-delivery to First Federal Savings Bank’s main office, located at Donner at Sixth Street, Monessen, Pennsylvania. Please do not deliver stock order forms to other First Federal Savings Bank offices or mail stock order forms to First Federal Savings Bank. Once submitted, your order is irrevocable.

You may not designate on your stock order form a direct withdrawal from a retirement account at First Federal Savings Bank. Additionally, you may not designate on your stock order form a direct withdrawal from First Federal Savings Bank accounts with check-writing privileges. Please provide a check instead. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account. Third party checks, cash, wire transfers and First Federal Savings Bank line of credit checks may not be remitted as payment.

Checks will be immediately cashed, so the funds must be available within the account when your stock order form is received by us. Subscription funds will be held in a segregated account at First Federal Savings Bank. We will pay interest calculated at First Federal Savings Bank’s statement savings rate from the date those funds are received until completion or termination of the offering. Withdrawals from certificate of deposit accounts at First Federal Savings Bank for the purpose of purchasing common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with First Federal Savings Bank must be available within the deposit accounts at the time the stock order form is received. A hold will be placed on the amount of funds designated on your stock order form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contract rate until the completion of the offering.

If you previously submitted an order through a self-directed retirement account, your refund has been provided to the custodian/trustee indicated on the original stock order form. We recommend that you contact your account representative at that firm immediately for guidance if you decide to submit a Supplemental Order Form for a stock purchase using your retirement account funds. Due to resolicitation timing constraints, and the additional processing requirements of placing orders through custodians/trustees for retirement accounts, we cannot guarantee your ability to use such funds for this purchase.

If you previously subscribed through your account in First Federal Saving Bank’s 401(k) Employees’ Savings & Profit Sharing Plan, you will need to complete a new election form relating to that plan and return it in accordance with instructions which you receive with this prospectus supplement.

In order to place an order for shares of common stock, you must complete and return a Supplemental Order Form or Community Order Form, accompanied by full payment, so that it is received (not postmarked) by no later than 2:00 p.m., Eastern Time, on September 3, 2010. Once submitted, orders are irrevocable unless the offering is extended beyond October 18, 2010.

Failure to return a properly completed Supplemental Order Form or Community Order Form with full payment or withdrawal authorization will result in you not being eligible to receive any shares of common stock in this offering.

If you received a Supplemental Order Form herein, it reflects the stock registration that you requested on your original stock order form. If separate stock order forms were submitted for stock to be registered in separate titles, then you have received separate mailings. If you place an order on a Supplemental Order Form, you may not change the form of registration designated thereon. If you wish to order shares in any other registration(s), you may contact our Stock Information Center to request one or more Community Order Forms.

In the event the offering is oversubscribed, allocations will be made in accordance with our plan of conversion. Orders placed on Community Order Forms will be considered orders placed by new subscribers, and as such, will be subordinate to all orders placed on Supplemental Order Forms.

In the event we do not receive orders for the minimum number of at least 1,721,250 shares, we may extend the offering period as provided in the prospectus.

If you would like an additional copy of the prospectus dated May 14, 2010, you may obtain one by contacting our Stock Information Center at (877) 892-9472. We will promptly process the request. Because the offering period ends on September 3, 2010, any subscriber who desires to obtain a copy of the prospectus should request one promptly, and at least five days before the offering period ends.

Exchange of Existing Shares of FedFirst Financial Common Stock

If you are a shareholder of FedFirst Financial on the date we complete the conversion and offering, your existing shares will be cancelled and exchanged for shares of new FedFirst Financial. As described in the prospectus under “The Conversion—Share Exchange Ratio for Current Shareholders”, the exchange ratio will continue to be based on the number of shares we sell in the offering, and therefore will not be determined until after the offering concludes and will not be based on market trading prices. The exchange ratio will continue to ensure that existing public shareholders will own the same percentage of our stock both before and after the offering, except for any new shares purchased by them or any fractional shares which are paid out in cash.

Based on the updated appraisal, the new number of shares existing shareholders receive will be based on an exchange ratio that ranges from 0.4733 to 0.6403 new shares for each share owned, at the minimum and maximum of our offering range, or up to 0.7364 shares at the adjusted maximum. The table below shows how our exchange ratio adjusts, and how many shares a hypothetical owner of 100 shares would receive in the exchange, at the various levels of the offering range, based on shares outstanding as of June 30, 2010.

	Shares to be Sold in the Offering		Shares to be Exchanged for Existing Shares of FedFirst Financial		Total Shares of Common Stock to be Outstanding	Exchange Ratio	Equivalent Per Share Value (1)	Shares to be Received for 100 Existing Shares (2)
	Amount	Percent	Amount	Percent
Minimum	1,721,250	57.51%	1,271,647	42.49%	2,992,897	0.4733	$4.73	47
Midpoint	2,025,000	57.51%	1,496,055	42.49%	3,521,055	0.5568	$5.57	55
Maximum	2,328,750	57.51%	1,720,463	42.49%	4,049,213	0.6403	$6.40	64
Maximum, as adjusted	2,678,063	57.51%	1,978,532	42.49%	4,656,595	0.7364	$7.36	73

(1)	Represents the value of shares of new FedFirst Financial common stock received in the conversion by a holder of one share of FedFirst Financial common stock at the exchange ratio, assuming a value of $10.00 per share.
(2)	Cash will be paid instead of issuing any fractional shares.

We will not issue fractional shares in this exchange. For each fractional share that we would otherwise issue, we will pay the difference in cash. The cash amount will be equal to the dollar amount determined by multiplying the fractional share interest to which you are entitled by $10.00 per share.

Persons Who Can Order Stock in the Subscription Offering

We have returned all funds received, with interest, and canceled all withdrawal authorizations of persons who submitted subscriptions for shares of common stock during the original offering. We are offering shares of new FedFirst Financial common stock in a subscription offering to the following persons in the following order of priority, provided such persons subscribed for shares of our common stock in the original offering:

1.	Persons with $50 or more on deposit at First Federal Savings Bank as of the close of business on January 31, 2009.

2.	Persons with $50 or more on deposit at First Federal Savings Bank as of the close of business on March 31, 2010 who are not eligible in category 1.

3.	First Federal Savings Bank’s depositors as of the close of business on May 4, 2010, who are not in categories 1 or 2 above and borrowers as of December 1, 1990 whose loans continues to be outstanding at May 4, 2010.

If we receive subscriptions for more shares than are to be sold in this offering, we may be unable to fill or may only partially fill your order. Shares will be allocated in order of the priorities described above under a formula outlined in the plan of conversion. See “The Conversion and Offering—Subscription Offering and Subscription Rights” in the prospectus for a description of the allocation procedure.

Only eligible subscribers in the original offering have subscription rights. We are offering shares not sold in the subscription offering to the general public in a community offering concurrently with the subscription offering. Depositors and borrowers who did not previously subscribe for shares may subscribe for shares and those orders will be considered to be received in the community offering. Orders received in the community offering (including orders by persons who submitted orders in the original community offering) will be subordinate to subscription offering orders.

Extension of Time Period to Complete the Offering

Office of Thrift Supervision regulations provide that the sale of the common stock must be completed within 45 days following the termination of the subscription offering period, unless that period is extended by the Office of Thrift Supervision. As a result of the need to return all subscription funds received and to resolicit all persons who previously subscribed for shares of common stock during the original offering, the subscription and community offerings will terminate at 2:00 p.m., Eastern Time, on September 3, 2010 unless extended by us, with approval of the Office of Thrift Supervision, if necessary. We are not required to provide notice to you of an extension unless we extend the offering beyond October 18, 2010, in which case all subscribers in the subscription and community offerings will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at First Federal Savings Bank’s statement savings rate or cancel your deposit account withdrawal authorization.

Limitation on Common Stock Purchases

In order to complete the offering of our common stock, we must sell at least 1,721,250 shares of common stock, which is the minimum of our offering range. To facilitate the sale of additional shares, we previously increased the amount of stock that you may purchase as follows:

•

You, either alone or together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to 5.0% of the shares sold in the offering (86,062 shares at the minimum of the offering range, which equals $860,620, and 116,437 shares at the maximum of the offering range, which equals $1,164,370).

Market for the Common Stock

The following table sets forth high and low sales prices for FedFirst Financial’s common stock for the periods indicated. FedFirst Financial did not pay any dividends during these periods. For prior periods, and for further information relating to the market of the current FedFirst Financial common stock, see “Market for the Common Stock” in the prospectus.

	High	Low
Year Ending December 31, 2010:
Third Quarter (through August 5)	$5.63	$3.71
Second Quarter	6.66	5.00
First Quarter	6.95	3.45

On the effective date of the conversion, all publicly held shares of FedFirst Financial common stock, including shares held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of new FedFirst Financial common stock determined pursuant to the exchange ratio. See “The Conversion and Offering—Share Exchange Ratio for Current Shareholders” in the prospectus. The above table reflects actual prices and has not been adjusted to reflect the exchange ratio. Options to purchase shares of FedFirst Financial common stock will be converted into options to purchase a number of shares of new FedFirst Financial common stock adjusted pursuant to the exchange ratio, for the same aggregate exercise price.

Our Dividend Policy

FedFirst Financial does not currently pay a cash dividend on its common stock. Assuming completion of the conversion and offering, our board of directors intends to adopt a policy of paying regular cash dividends beginning in the fourth quarter of 2010. In determining the amount of any dividends, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements and alternative uses for capital, industry standards and economic conditions. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future. See “Our Dividend Policy” in the prospectus for additional information.

Use of Proceeds

The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at First Federal Savings Bank will reduce First Federal Savings Bank’s deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum of the Offering Range	Midpoint of the Offering Range	Maximum of the Offering Range	15% Above the Maximum of the Offering Range
(Dollars in thousands)	1,721,250 Shares at $10.00 Per Share	2,025,000 Shares at $10.00 Per Share	2,328,750 Shares at $10.00 Per Share	2,678,063 Shares at $10.00 Per Share
Offering proceeds	$17,212	$20,250	$23,287	$26,781
Less: offering expenses	(1,785)	(1,907)	(2,028)	(2,168)

Net offering proceeds	$15,427	$18,343	$21,259	$24,613

We intend to contribute half of the net offering proceeds to First Federal Savings Bank and retain the remaining half at new FedFirst Financial.

Initially, we intend to invest the proceeds retained from the offering by FedFirst Financial in short-term investments, such as U.S. treasury and government agency securities, mortgage-backed securities and cash and cash equivalents. The actual amounts to be invested in different instruments will depend on the interest rate environment and new FedFirst Financial’s liquidity requirements. In the future, new FedFirst Financial may liquidate its investments and use those funds:

•	to pay dividends to shareholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to finance the possible acquisition of financial institutions or other businesses that are related to banking; and

•	for general corporate purposes, including contributing additional capital to First Federal Savings Bank.

Under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following completion of the conversion and offering, except to fund equity benefit plans other than stock options or, with prior regulatory approval, when extraordinary circumstances exist. For a discussion of our dividend policy and regulatory matters relating to the payment of dividends, see “Our Dividend Policy” in this prospectus supplement and the prospectus.

First Federal Savings Bank initially intends to use the proceeds it receives from the offering, which is shown in the table above as the amount contributed to First Federal Savings Bank, to reduce outstanding Federal Home Loan Bank advances. Over time, First Federal Savings Bank may use the proceeds that it receives from the offering:

•	to fund new loans;

•	to invest in securities;

•	to finance the possible expansion of its business activities, including developing new branch locations; and

•	for general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.

We currently do not have any specific plans for any expansion or diversification activities that would require funds from this offering. Except as described above, we have no specific plans for the investment of the proceeds of the offering and have not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering, see “The Conversion and Offering—Reasons for the Conversion and Offering” in the prospectus.

Capitalization

The following table presents the historical capitalization of FedFirst Financial at March 31, 2010 and the capitalization of new FedFirst Financial reflecting the offering (referred to as “pro forma” information). The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data,” based on the sale of the number of shares of common stock indicated in the table. This table does not reflect the issuance of additional shares as a result of the exercise of options granted under the 2006 Equity Incentive Plan or the proposed new equity incentive plan. A change in the number of shares to be issued in the offering may materially affect pro forma capitalization. We must sell a minimum of 1,721,250 shares to complete the offering.

		Pro Forma Capitalization Based Upon the Sale of
		Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range
(In thousands)	At March 31, 2010	1,721,250 Shares at $10.00 Per Share	2,025,000 Shares at $10.00 Per Share	2,328,750 Shares at $10.00 Per Share	2,678,063 Shares at $10.00 Per Share
Deposits (1)	$204,478	$204,478	$204,478	$204,478	$204,478
Borrowings	96,539	96,539	96,539	96,539	96,539

Total deposits and borrowed funds	$301,017	$301,017	$301,017	$301,017	$301,017

Stockholders’ equity:
Preferred stock:
10,000,000 shares, $0.01value, authorized; none issued or outstanding	$—	$—	$—	$—	$—
Common stock:
20,000,000 shares, $0.01 par value per share, authorized; specified number of shares assumed to be issued and outstanding (2)	67	30	35	40	47
Additional paid-in capital	29,614	45,078	47,989	50,900	54,247
Retained earnings (3)	17,993	17,993	17,993	17,993	17,993
Mutual holding company capital consolidation	—	39	39	39	39
Accumulated other comprehensive income	288	288	288	288	288
Less:
Treasury Stock	(3,118)	(3,118)	(3,118)	(3,118)	(3,118)
Common stock acquired by employee stock ownership plan	(1,685)	(1,685)	(1,685)	(1,685)	(1,685)
Common Stock to be acquired by equity incentive plan (4)	—	(584)	(687)	(790)	(909)

Total FedFirst Financial stockholders’ equity	43,159	58,041	60,854	63,667	66,902
Noncontrolling interest in subsidiary	61	61	61	61	61

Total stockholders’ equity	$43,220	$58,102	$60,915	$63,728	$66,963

Total FedFirst Financial stockholders’ equity as a percentage of total assets	12.37%	15.95%	16.60%	17.23%	17.95%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Withdrawals to purchase common stock will reduce pro forma deposits by the amounts of the withdrawals.
(2)	Reflects total issued and outstanding shares of 2,992,897, 3,521,055, 4,049,213 and 4,656,595 at the minimum, midpoint, maximum, and 15% above the maximum of the offering range, respectively.
(3)	Retained earnings are restricted by applicable regulatory capital requirements.
(4)	Assumes the purchase in the open market at $10.00 per share, for restricted stock awards under the proposed equity incentive plan, of a number of shares equal to 3.4% of the shares of common stock sold in the offering. The shares are reflected as a reduction of stockholders’ equity. The equity incentive plan will be submitted to shareholders for approval at a meeting following the offering. See “Risk Factors—Issuance of shares for benefit programs may dilute your ownership interest” and “Our Management—Benefit Plans—Future Equity Incentive Plan” in the prospectus and “Pro Forma Data” in this prospectus supplement.

Regulatory Capital Compliance

At March 31, 2010, First Federal Savings Bank exceeded all regulatory capital requirements. The following table presents First Federal Savings Bank’s capital position relative to its regulatory capital requirements at March 31, 2010, on a historical and a pro forma basis. The table reflects receipt by First Federal Savings Bank of 50% of the net proceeds of the offering. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the Office of Thrift Supervision. For a discussion of the capital standards applicable to First Federal Savings Bank, see “Regulation and Supervision—Federal Banking Regulation—Capital Requirements” in the prospectus.

			Pro Forma at March 31, 2010
			Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
	Historical at March 31, 2010		1,721,250 Shares at $10.00 Per Share		2,025,000 Shares at $10.00 Per Share		2,328,750 Shares at $10.00 Per Share		2,678,063 Shares At $10.00 Per Share
(Dollars in thousands)	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
Total equity under generally accepted accounting principles	$37,831	10.84%	$45,000	12.61%	$46,355	12.94%	$47,710	13.26%	$49,267	13.63%
Tier 1 leverage capital:
Actual (2)	$36,123	10.40%	$43,292	12.19%	$44,647	12.52%	$46,001	12.85%	$47,559	13.22%
Requirement	13,897	4.00	14,206	4.00	14,264	4.00	14,322	4.00	14,389	4.00

Excess	$22,226	6.40%	$29,086	8.19%	$30,383	8.52%	$31,679	8.85%	$33,170	9.22%

Tier 1 risk-based capital:
Actual	$36,123	19.00%	$43,292	22.58%	$44,647	23.25%	$46,001	23.92%	$47,559	24.69%
Requirement	7,607	4.00	7,668	4.00	7,680	4.00	7,692	4.00	7,705	4.00

Excess	$28,516	15.00%	$35,624	18.58%	$36,967	19.25%	$38,309	19.92%	$39,854	20.69%

Total risk-based capital:
Actual (3)	$38,500	20.25%	$45,669	23.82%	$47,024	24.49%	$48,378	25.16%	$49,936	25.92%
Requirement	15,213	8.00	15,337	8.00	15,360	8.00	15,383	8.00	15,410	8.00

Excess	$23,287	12.25%	$30,332	15.82%	$31,664	16.49%	$32,995	17.16%	$34,526	17.92%

Reconciliation of capital contributed to First Federal Savings Bank:
Net proceeds contributed to First Federal Savings Bank			$7,714		$9,172		$10,630		$12,306
Assets received from mutual holding company			39		39		39		39
Less common stock acquired by equity incentive plan			(584)		(687)		(790)		(909)

Pro forma increase in GAAP and regulatory capital			$7,169		$8,524		$9,879		$11,436

(1)	Tier 1 leverage capital level is shown as a percentage of adjusted total assets of $347,428. Risk-based capital levels are shown as a percentage of risk-weighted assets of $190,167.
(2)	Net unrealized losses on available-for-sale securities and investments in nonincludable subsidiaries account for the difference between capital calculated under generally accepted accounting principles and Tier 1 leverage capital. See note 10 of the notes to the consolidated financial statements in the prospectus for additional information.
(3)	Pro forma amounts and percentages include capital contributed to First Federal Savings Bank from the offering and assume net proceeds are invested in assets that carry a 20% risk-weighting.

Pro Forma Data

The following tables illustrate the pro forma impact of the conversion and offering on our net income and stockholders’ equity based on the sale of common stock at the minimum, the midpoint, the maximum, and 15% above the maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions:

•	40% of the shares of common stock will be sold in the subscription and community offerings and 60% of the shares will be sold in a syndicated community offering;

•

Stifel, Nicolaus & Company, Incorporated will receive an aggregate management fee equal to 1.0% of the aggregate purchase price of the shares sold in the subscription and community offerings, except that no fee will be paid with respect to shares purchased by our officers, directors and employees or members of their immediate families;

•

The sales commission and management fee for shares sold in the syndicated community offering will be equal to 6.0% of the aggregate purchase price of the shares sold in the syndicated community offering; and

•	Total expenses of the offering, excluding sales commissions and management fees referenced above, will be approximately $1.1 million.

Actual expenses may vary from this estimate, and the amount of fees paid will depend upon the number of shares sold in the subscription and community offerings, as opposed to the syndicated community offering.

Pro forma net income for the three months ended March 31, 2010 and the year ended December 31, 2009 has been calculated as if the offering were completed at the beginning of each period, and the net proceeds had been invested at 2.55%, which represents the five-year Treasury note rate at March 31, 2010. We believe that the five-year Treasury note rate represents a more realistic yield on the investment of the offering proceeds than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate specified by Office of Thrift Supervision regulations. A pro forma after-tax return of 1.53% is used for the three months ended March 31, 2010 and the year ended December 31, 2009, after giving effect to a combined federal and state income tax rate of 40%. The actual rate experienced by new FedFirst Financial may vary. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the tables.

When reviewing the following tables you should consider the following:

•

Since funds on deposit at First Federal Savings Bank may be withdrawn to purchase shares of common stock, the funds available for investment will be reduced by the amount of withdrawals for stock purchases. The pro forma tables do not reflect withdrawals from deposit accounts.

•

Historical per share amounts have been computed as if the shares of common stock expected to be issued in the offering had been outstanding at the beginning of the period covered by the table. However, neither historical nor pro forma stockholders’ equity has been adjusted to reflect the investment of the estimated net proceeds from the sale of the shares in the offering or the proposed equity incentive plan.

•

Pro forma stockholders’ equity (“book value”) represents the difference between the stated amounts of our assets and liabilities. Book value amounts do not represent fair market values or amounts available for distribution to shareholders in the unlikely event of liquidation. The amounts shown do not reflect the federal income tax consequences of the restoration to income of First Federal Savings Bank’s special bad debt reserves for income tax purposes or liquidation accounts, which would be required in the unlikely event of liquidation. See “Federal and State Taxation” in the prospectus.

•	The amounts shown as pro forma stockholders’ equity per share do not represent possible future price appreciation of our common stock.

The following pro forma data, which are based on FedFirst Financial’s stockholders’ equity at March 31, 2010 and December 31, 2009, and net income for the three months ended March 31, 2010 and the year ended December 31, 2009, may not represent the actual financial effects of the offering or our operating results after the offering. The pro forma data rely exclusively on the assumptions outlined above and in the notes to the pro forma tables. The pro forma data do not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to shareholders if we were to be liquidated after the conversion.

At or For the Three Months Ended March 31, 2010

	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range
(Dollars in thousands, except per share amounts)	1,721,250 Shares at $10.00 Per Share	2,025,000 Shares at $10.00 Per Share	2,328,750 Shares at $10.00 Per Share	2,678,063 Shares at $10.00 Per Share
Gross proceeds	$17,212	$20,250	$23,287	$26,781
Plus: Shares issued in exchange for shares of FedFirst Financial	12,717	14,961	17,205	19,785

Pro forma market capitalization	$29,929	$35,211	$40,492	$46,566

Gross proceeds	$17,212	$20,250	$23,287	$26,781
Less: estimated expenses	(1,785)	(1,907)	(2,028)	(2,168)

Estimated net proceeds	$15,427	$18,343	$21,259	$24,613
Less: common stock to be acquired by equity incentive plan (1)	(584)	(687)	(790)	(909)
Assets received from mutual holding company	39	39	39	39

Net investable proceeds	$14,882	$17,695	$20,508	$23,743

Pro Forma Net Income:
Pro forma net income (2):
Historical	$374	$374	$374	$374
Pro forma income on net investable proceeds	57	68	78	91
Less: pro forma restricted stock award expense (1)	(18)	(21)	(24)	(27)
Less: pro forma stock option expense (2)	(29)	(34)	(39)	(45)

Pro forma net income	$384	$387	$389	$393

Pro forma net income per share (2):
Historical	$0.13	$0.11	$0.09	$0.08
Pro forma income on net investable proceeds	0.02	0.02	0.02	0.02
Less: pro forma restricted stock award expense (1)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma stock option expense (2)	(0.01)	(0.01)	(0.01)	(0.01)

Pro forma net income per share	$0.13	$0.11	$0.09	$0.08

Offering price as a multiple of pro forma net income per share	19.23x	22.73x	27.78x	31.25x
Number of shares used to calculate pro forma net income per share (3)	2,992,897	3,521,055	4,049,213	4,656,595
Pro Forma Stockholders’ equity:
Pro forma stockholders’ equity (book value):
Historical	$43,220	$43,220	$43,220	$43,220
Assets received from mutual holding company	39	39	39	39
Estimated net proceeds	15,427	18,343	21,259	24,613
Less: common stock to be acquired by equity incentive plan (1)	(584)	(687)	(790)	(909)

Pro forma stockholders’ equity	58,102	60,915	63,728	66,963
Less: goodwill and other intangible assets	(1,420)	(1,420)	(1,420)	(1,420)

Pro forma tangible stockholders’ equity	$56,682	$59,495	$62,308	$65,543

Pro forma stockholders’ equity per share:
Historical	$14.44	$12.28	$10.67	$9.28
Assets received from mutual holding company	0.01	0.01	0.01	0.01
Estimated net proceeds	5.16	5.21	5.25	5.29
Less: common stock to be acquired by equity incentive plan (1)	(0.20)	(0.20)	(0.20)	(0.20)

Pro forma stockholders’ equity per share	19.41	17.30	15.73	14.38
Less: goodwill and other intangible assets	(0.47)	(0.40)	(0.35)	(0.30)

Pro forma tangible stockholders’ equity per share	$18.94	$16.90	$15.38	$14.08

Offering price as a percentage of pro forma stockholders’ equity per share	51.52%	57.80%	63.57%	69.54%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	52.80%	59.17%	65.02%	71.02%
Number of shares used to calculate pro forma stockholders’ equity per share (3)	2,992,897	3,521,055	4,049,213	4,656,595

(footnotes on next page)

At or For the Year Ended December 31, 2009

	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range
(Dollars in thousands, except per share amounts)	1,721,250 Shares at $10.00 Per Share	2,025,000 Shares at $10.00 Per Share	2,328,750 Shares at $10.00 Per Share	2,678,063 Shares at $10.00 Per Share
Gross proceeds	$17,212	$20,250	$23,287	$26,781
Plus: Shares issued in exchange for shares of FedFirst Financial	12,717	14,961	17,205	19,785

Pro forma market capitalization	$29,929	$35,211	$40,492	$46,566

Gross proceeds	$17,212	$20,250	$23,287	$26,781
Less: estimated expenses	(1,785)	(1,907)	(2,028)	(2,168)

Estimated net proceeds	$15,427	$18,343	$21,259	$24,613
Less: common stock to be acquired by equity incentive plan (1)	(584)	(687)	(790)	(909)
Assets received from mutual holding company	24	24	24	24

Net investable proceeds	$14,867	$17,680	$20,493	$23,728

Pro Forma Net Income:
Pro forma net income (2):
Historical	$557	$557	$557	$557
Pro forma income on net investable proceeds	227	270	313	362
Less: pro forma restricted stock award expense (1)	(70)	(82)	(95)	(109)
Less: pro forma stock option expense (2)	(115)	(135)	(155)	(178)

Pro forma net income	$599	$610	$620	$632

Pro forma net income per share (2):
Historical	$0.19	$0.16	$0.14	$0.12
Pro forma income on net investable proceeds	0.07	0.07	0.07	0.08
Less: pro forma restricted stock award expense (1)	(0.02)	(0.02)	(0.02)	(0.02)
Less: pro forma stock option expense (2)	(0.04)	(0.04)	(0.04)	(0.04)

Pro forma net income per share	$0.20	$0.17	$0.15	$0.14

Offering price as a multiple of pro forma net income per share	50.00x	58.82x	66.67x	71.43x
Number of shares used to calculate pro forma net income per share (3)	2,992,897	3,521,055	4,049,213	4,656,595
Pro Forma Stockholders’ equity:
Pro forma stockholders’ equity (book value):
Historical	$42,443	$42,443	$42,443	$42,443
Assets received from mutual holding company	24	24	24	24
Estimated net proceeds	15,427	18,343	21,259	24,613
Less: common stock to be acquired by equity incentive plan (1)	(584)	(687)	(790)	(909)

Pro forma stockholders’ equity	57,310	60,123	62,936	66,171
Less: goodwill and other intangible assets	(1,482)	(1,482)	(1,482)	(1,482)

Pro forma tangible stockholders’ equity	$55,828	$58,641	$61,454	$64,689

Pro forma stockholders’ equity per share:
Historical	$14.18	$12.05	$10.48	$9.11
Assets received from mutual holding company	0.01	0.01	0.01	0.01
Estimated net proceeds	5.16	5.21	5.25	5.29
Less: common stock to be acquired by equity incentive plan (1)	(0.20)	(0.20)	(0.20)	(0.20)

Pro forma stockholders’ equity per share	19.15	17.07	15.54	14.21
Less: goodwill and other intangible assets	(0.50)	(0.42)	(0.37)	(0.32)

Pro forma tangible stockholders’ equity per share	$18.65	$16.65	$15.17	$13.89

Offering price as a percentage of pro forma stockholders’ equity per share	52.22%	58.58%	64.35%	70.37%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	53.62%	60.06%	65.92%	71.99%
Number of shares used to calculate pro forma stockholders’ equity per share (3)	2,992,897	3,521,055	4,049,213	4,656,595

(1)

Assumes that new FedFirst Financial will purchase in the open market a number of shares of common stock equal to 3.4% of the shares sold in the offering (58,424, 68,734, 79,044 and 90,901 shares at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively), that will be reissued as restricted stock awards under a new equity incentive plan to be adopted following the offering. Purchases will be funded with cash on hand at new FedFirst Financial or with dividends paid to new FedFirst Financial by First Federal Savings Bank. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required shareholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price. The issuance of authorized but unissued shares of the common stock instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 1.9%.

The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of new FedFirst Financial common stock was $10.00 at the time the awards were made, that shares of restricted stock issued under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 40%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the equity incentive plan, total equity incentive plan expense would be greater.

(2)	The adjustment to pro forma net income for stock options reflects the after-tax compensation expense associated with the stock options that may be granted under the new equity incentive plan to be adopted following the offering. If the new equity incentive plan is approved by shareholders, a number of shares equal to 8.5% of the number of shares sold in the offering (146,061, 171,836, 197,612 and 227,253 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. Compensation cost relating to share-based payment transactions will be recognized in the financial statements over the period the employee is required to provide services for the award. The cost will be measured based on the fair value of the equity instruments issued. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. For purposes of this table, the fair value of stock options to be granted under the new equity incentive plan has been estimated at $4.36 per option using the Black-Scholes-Merton option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 0%; expected life, 10.0 years; expected volatility, 23.90%; and risk-free interest rate, 3.84%. It is assumed that stock options granted under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over the vesting period so that 20% of the value of the options awarded was an amortized expense during each year, that 25% of the options awarded are non-qualified options and that the combined federal and state income tax rate was 40.0%. We plan to use the Black-Scholes-Merton option-pricing formula; however, if the fair market value per share is different than $10.00 per share on the date options are awarded under the equity incentive plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 4.7%.

(3)	The total number of shares to be outstanding upon completion of the conversion and offering includes the number of shares sold in the offering plus the number of shares issued in exchange for outstanding shares of FedFirst Financial common stock held by persons other than FedFirst Financial Mutual Holding Company. The number of shares used to calculate pro forma net income per share and pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

Subscriptions by Executive Officers and Directors

The table below sets forth, for each of our directors and named executive officers and for all of the directors and named executive officers as a group, the following information:

•

the number of shares of new FedFirst Financial common stock to be received in exchange for shares of FedFirst Financial common stock upon consummation of the conversion and offering, based upon their beneficial ownership of FedFirst Financial common stock as of July 31, 2010;

•	the proposed purchases of new FedFirst Financial common stock, assuming sufficient shares are available to satisfy their subscriptions; and

•	the total amount of new FedFirst Financial common stock to be held upon consummation of the conversion and offering.

The proposed purchases set forth in the table below reflect an increase of a total of 22,000 shares from what was described in the prospectus.

In each case, it is assumed that shares are sold at the midpoint of the offering range and the resulting exchange ratio is 0.5568. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase more than 28% of the shares sold in the offering. Like all of our depositors, our directors and officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. See “The Conversion and Offering–Limitations on Purchases of Shares” in the prospectus.

Name of Beneficial Owner	Number of Shares Received in Exchange for Shares of FedFirst Financial	Proposed Purchases of Stock in the Offering (1)		Total Common Stock to be Held
		Number of Shares	Dollar Amount	Number of Shares (2)	Percentage of Total Outstanding
Robert C. Barry, Jr.	7,124	3,000	$30,000	10,124	*
R. Carlyn Belczyk	278	3,000	30,000	3,278	*
Richard B. Boyer	14,727	2,500	25,000	17,227	*
John M. Kish	8,630	4,000	40,000	12,630	*
John J. LaCarte	22,550	5,000	50,000	27,550	*
Patrick G. O’Brien	12,631	11,000	110,000	23,631	*
John M. Swiatek	—	2,500	25,000	2,500	*
David L. Wohleber	6,403	4,000	40,000	10,403	*

Total	72,343	35,000	$350,000	107,343	3.1%

*	Less than 1%.
(1)	Includes shares to be purchased by certain officers through self-directed purchases within First Federal Savings Bank’s 401(k) plan. Such purchases will receive the same purchase priorities, and be subject to the same purchase limitations, as purchases made by such officers using other funds. Also includes proposed subscriptions, if any, by associates.
(2)	Based on information presented in “Stock Ownership” in the prospectus. Excludes shares that may be acquired upon the exercise of outstanding stock options.

Recent Developments

The following tables contain certain information concerning the financial position and results of operations of FedFirst Financial Corporation. The information at June 30, 2010 and for the three and six month periods ended June 30, 2010 and 2009 was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The information at December 31, 2009 is derived in part from the audited consolidated financial statements that appear in the prospectus. The results of operations for the three and six months ended June 30, 2010 are not necessarily indicative of the results of operations that may be expected for the entire year.

(Dollars in thousands, except per share amounts)	At June 30, 2010	At December 31, 2009
Financial Condition Data:
Total assets	$356,197	$353,293
Investment securities	73,367	79,559
Loans receivable, net	234,782	240,387
Deposits	209,323	193,581
Borrowings	93,943	112,511
Total equity	44,036	42,443

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Operating Data:
Interest income	$4,233	$4,484	$8,597	$9,054
Interest expense	1,799	2,218	3,663	4,568

Net interest income	2,434	2,266	4,934	4,486
Provision for loan losses	200	230	400	390

Net interest income after provision for loan losses	2,234	2,036	4,534	4,096
Noninterest income	782	887	1,708	1,800
Noninterest expense	2,540	2,811	5,122	5,209

Income before income tax expense and noncontrolling interest in net income of consolidated subsidiary	476	112	1,120	687
Income tax expense	168	45	405	263

Net income before noncontrolling interest in net income of consolidated subsidiary	308	67	715	424
Noncontrolling interest in net income of consolidated subsidiary	13	19	46	57

Net income of FedFirst Financial Corporation	$295	$48	$669	$367

Per Share Data:
Earnings per share, basic and diluted	$0.05	$0.01	$0.11	$0.06
Performance Ratios (1):
Return on average assets	0.33%	0.06%	0.38%	0.21%
Return on average equity	2.70	0.47	3.09	1.82
Interest rate spread (2)	2.73	2.45	2.76	2.44
Net interest margin (3)	3.01	2.79	3.05	2.77
Noninterest expense to average assets	2.88	3.22	2.91	2.98
Efficiency ratio (4)	79.57	91.53	77.17	83.96

(footnotes on the following page)

	At or For Six Months Ended June 30,
	2010	2009
Other Financial Ratios:
Average interest-earning assets to average interest-bearing liabilities	112.62%	111.75%
Average equity to average assets	12.32	11.56
Tangible equity to tangible assets (5)	12.02	11.31
Capital Ratios (6)
Tier 1 (core) capital (to adjusted total assets)	10.32	10.21
Tier 1 risk based (to total risk-weighted assets)	19.20	18.17
Total risk-based capital	20.45	19.27
Tangible capital (to tangible assets)	10.32	10.21
Asset Quality Ratios:
Nonperforming loans to total loans	0.54	0.73
Nonperforming assets to total assets	0.69	0.59
Allowance for loan losses to total loans	1.13	0.90
Allowance for loan losses to nonperforming loans	209.13	122.76
Net charge-offs to average outstanding loans during the period	0.09	0.02

(1)	Ratios are calculated on an annualized basis.
(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Represents net interest income as a percent of average interest-earning assets.
(4)	Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities and real estate owned.
(5)	Tangible equity and tangible assets are non-GAAP financial measures calculated using GAAP amounts. We calculate tangible equity by excluding the balance of goodwill and other intangible assets from our calculation of stockholders’ equity. We calculate tangible assets by excluding the balance of goodwill and other intangible assets from our calculation of total assets. We believe that this non-GAAP financial measure provides information to investors that is useful in understanding our financial condition. Because not all companies use the same calculation of tangible equity and tangible assets, this presentation may not be comparable to other similarly titled measures calculated by other companies. A reconciliation of the non-GAAP ratio of tangible equity to tangible assets is provided below.

	June 30, 2010	June 30, 2009
Stockholder’s equity	$44,036	$40,478
Goodwill	(1,080)	(1,080)
Other intangible assets	(313)	(477)

Tangible equity	$42,643	$38,921

Total assets	$356,197	$345,710
Goodwill	(1,080)	(1,080)
Other intangible assets	(313)	(477)

Tangible assets	$354,804	$344,153

(6)	Capital ratios are for First Federal Savings Bank.

Balance Sheet Analysis

Assets. Total assets at June 30, 2010 were $356.2 million, an increase of $2.9 million, or 0.8%, from total assets of $353.3 million at December 31, 2009.

Cash and cash equivalents increased $14.2 million to $21.7 million at June 30, 2010 compared to $7.5 million at December 31, 2009. The increase in cash was primarily related to deposit growth coupled with loan and security paydowns.

Securities available-for-sale decreased $6.2 million, or 7.8%, to $73.4 million at June 30, 2010 compared to $79.6 million at December 31, 2009. The decrease was primarily the result of $7.4 million of paydowns. Other securities-related activity included the purchase of $8.1 million of debt securities of Government-sponsored enterprises and REMICs and $8.1 million of sales of mortgage-backed securities. In addition, the securities portfolio reflects an unrealized gain of $1.2 million at June 30, 2010 compared to an unrealized loss of $64,000 at December 31, 2009.

Loans, net, decreased $5.6 million, or 2.3%, to $234.8 million at June 30, 2010 compared to $240.4 million at December 31, 2009. The decrease was primarily the result of paydowns, $6.5 million of payoffs of residential real estate and soft loan demand. In addition, $954,000 of loans were transferred to real estate owned, which included two multi-family real estate loans totaling $634,000.

Liabilities. Total liabilities at June 30, 2010 were $312.2 million, compared to $310.9 million at December 31, 2009, an increase of $1.3 million, or 0.4%.

Total deposits increased $15.7 million, or 8.1%, to $209.3 million at June 30, 2010 compared to $193.6 million at December 31, 2009. The increase in deposits was primarily in certificates of deposit and money market accounts.

Borrowings decreased $18.6 million, or 16.5%, to $93.9 million at June 30, 2010 compared to $112.5 million at December 31, 2009. Funds generated through deposit growth and loan and securities paydowns were used to reduce borrowings.

Stockholders’ Equity. Stockholders’ equity was $44.0 million at June 30, 2010, an increase of $1.6 million from December 31, 2009. The increase was primarily the result of a $738,000 increase in the unrealized gain position of the securities portfolio, net of tax, and $669,000 in net income for the six months ended June 30, 2010.

Nonperforming assets. The following table provides information with respect to our nonperforming assets at the dates indicated.

	(Unaudited) At June 30, 2010	At December 31, 2009
	(Dollars in thousands)
Nonaccrual loans:
Real estate—mortgage	$1,142	$1,096
Consumer	150	135

Total	1,292	1,231
Accruing loans past due 90 days or more	—	—

Total of nonaccrual and 90 days or more past due loans	1,292	1,231
Real estate owned	1,166	419

Total nonperforming assets	$2,458	$1,650

Total nonperforming loans to total loans	0.54%	0.50%
Total nonperforming assets to total assets	0.69	0.47

Included in nonaccrual real estate—mortgage loans is one commercial relationship totaling $516,000 that is considered a troubled debt restructuring, as concessions were made to assist the borrower with repaying its loans.

The following table shows the aggregate amounts of our classified and criticized assets at the dates indicated (dollars in thousands).

	(Unaudited) At June 30, 2010	At December 31, 2009
Special mention assets	$1,211	$3,562
Substandard assets	3,682	2,339
Doubtful assets	—	—
Loss assets	—	—

Total classified assets	$4,893	$5,901

Results of Operations for the Three Months Ended June 30, 2010 and June 30, 2009

General. We had net income of $295,000 for the three months ended June 30, 2010, compared to $48,000 for the same period in 2009.

Net Interest Income. Net interest income for the three months ended June 30, 2010 increased $168,000 to $2.4 million compared to $2.3 million for the three months ended June 30, 2009. Net interest margin was 3.01% for the three months ended June 30, 2010 compared to 2.79% for the three months ended June 30, 2009. The improvement in net interest margin was primarily attributable to a reduction in borrowings coupled with lower cost deposits.

Interest income decreased $251,000, or 5.6%, to $4.2 million for the three months ended June 30, 2010 compared to the three months ended June 30, 2009 due to a decrease of 30 basis points in average yield on interest-earning assets. Interest income on securities decreased $237,000 due to decreases of 61 basis points in average yield and $9.3 million in the average balance, primarily due to paydowns and sales of higher yielding Government-sponsored enterprise and mortgage-backed securities, which were reinvested in lower yielding securities with shorter durations. Interest income on loans decreased $15,000 due to a decrease of $836,000 in the average balance, which was primarily driven by decreases in residential real estate loans due to paydowns and payoffs and soft loan demand.

Interest expense decreased $419,000, or 18.9%, to $1.8 million for the three months ended June 30, 2010 compared to the three months ended June 30, 2009 due to decreases of 58 basis points in average cost and $1.2 million in the average balance of interest-bearing liabilities. Interest expense on borrowings decreased $278,000 due to a decrease of $24.3 million in the average balance, as deposit growth and loan and securities paydowns were used to reduce borrowings. Interest expense on deposits decreased $141,000 due to a decrease of 59 basis points in average cost, primarily related to the repricing of money market accounts and maturing certificates of deposit at lower rates, partially offset by an increase of $23.1 million in the average balance, primarily in money market accounts and certificates of deposit.

Provision for Loan Losses. The provision for loan losses was $200,000 for the three months ended June 30, 2010 compared to $230,000 for the three months ended June 30, 2009. The decrease in the provision was primarily related to a decrease in nonperforming loans compared to the prior period. Total nonperforming loans decreased to $1.3 million at June 30, 2010 compared to $1.7 million at June 30, 2009. Nonperforming loans at June 30, 2010 were comprised of nine residential real estate loans totaling $626,000, two commercial real estate loans totaling $516,000 and two consumer loans totaling $150,000. Net charge-offs were $115,000 for the three months ended June 30, 2010 compared to $36,000 for the three month ended June 30, 2009.

Noninterest Income. Noninterest income decreased $105,000, or 11.8%, to $782,000 for the three months ended June 30, 2010 compared to $887,000 for the three months ended June 30, 2009. In the prior period, we recognized a gain on the sales of available for sale securities of $73,000. In addition, insurance commissions decreased $48,000 for the three months ended June 30, 2010 compared to the three months ended June 30, 2009.

Noninterest Expense. Noninterest expense decreased $271,000, or 9.6%, to $2.5 million for the three months ended June 30, 2010 compared to the three months ended June 30, 2009, primarily due to a decrease in FDIC insurance premiums. In the prior period, we paid $155,000 related to the FDIC’s industry-wide special five basis point assessment to cover losses in the Deposit Insurance Fund. Increased premiums in the prior period were also the result of a change in the assessment calculation.

Income Taxes. Income tax expense for the three months ended June 30, 2010 increased to $168,000 compared to $45,000 for the same period in 2009 primarily due to a $247,000 increase in net income.

Results of Operations for the Six Months Ended June 30, 2010 and June 30, 2009

General. We had net income of $669,000 for the six months ended June 30, 2010 compared to $367,000 for the six months ended June 30, 2009.

Net Interest Income. Net interest income for the six months ended June 30, 2010 increased $448,000 to $4.9 million compared to $4.5 million for the six months ended June 30, 2009. Net interest margin was 3.05% for the six months ended June 30, 2010 compared to 2.77% for the six months ended June 30, 2009. The improvement in net interest margin was primarily attributable to a reduction in borrowings coupled with lower cost deposits.

Interest income decreased $457,000, or 5.0%, to $8.6 million for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. Interest income on securities decreased $498,000 due to a decrease of $9.2 million in the average balance and 65 basis points in yield, primarily due to paydowns and sales of higher yielding Government-sponsored enterprise and mortgage-backed securities, which were reinvested in lower yielding securities with shorter durations. Interest income on loans increased $43,000 due to an increase of $3.3 million in the average balance, which was primarily driven by increases in commercial real estate and home equity loans.

Interest expense decreased $905,000, or 19.8%, to $3.7 million for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due to a decrease of 60 basis points in cost and $2.4 million in the average balance of interest-bearing liabilities. Interest expense on borrowings decreased $525,000 due to a decrease of $22.0 million in the average balance and 18 basis points in cost. Funds generated through deposit growth and loan and securities paydowns were used to reduce borrowings. Interest expense on deposits decreased $380,000 due to a decrease of 68 basis points in cost, primarily related to the repricing of money market accounts and maturing certificates of deposit at lower rates, partially offset by an increase of $19.6 million in the average balance, primarily in money market accounts and certificates of deposit.

Provision for Loan Losses. The provision for loan losses was $400,000 for the six months ended June 30, 2010 compared to $390,000 for the six months ended June 30, 2009. The increase in the provision is primarily related to an increase in charge-offs compared to the prior period. Net charge-offs were $207,000 for the six months ended June 30, 2010 compared to $49,000 for the six month ended June 30, 2009.

Noninterest Income. Noninterest income decreased $92,000, or 5.1%, to $1.7 million for the six months ended June 30, 2010 compared to $1.8 million for the six months ended June 30, 2009. In the prior period, we recognized a gain on the sales of available for sale securities of $73,000 compared to a loss of $5,000 in the current period.

Noninterest Expense. Noninterest expense decreased $87,000, or 1.7%, to $5.1 million for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to a $164,000 decrease in FDIC insurance premiums. In the prior period, we paid $155,000 related to the FDIC’s industry-wide special five basis point assessment to cover losses in the Deposit Insurance Fund. This was partially offset by the recognition of a full period of expense related to the amortization of intangibles from the Allsurance Insurance Agency acquisition that occurred in March 2009.

Income Taxes. Income tax expense for the six months ended June 30, 2010 increased to $405,000 compared to $263,000 for the same period in 2009 primarily due to a $302,000 increase in net income.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

This discussion should be read in conjunction with the unaudited consolidated financial statements, notes and tables included in this prospectus supplement. For further information, refer to the consolidated financial statements and notes included in the prospectus dated May 14, 2010.

Balance Sheet Analysis

Assets. Total assets at March 31, 2010 were $349.4 million, a decrease of $3.9 million, or 1.1%, from total assets of $353.3 million at December 31, 2009.

Securities available-for-sale decreased $2.9 million, or 3.6%, to $76.7 million at March 31, 2010 compared to $79.6 million at December 31, 2009. The decrease was primarily the result of $3.4 million of paydowns. Other securities-related activity included the purchase of $8.1 million of debt securities of Government-sponsored enterprises and REMICs and $8.0 million of sales of mortgage-backed securities. In addition, the securities portfolio reflects an unrealized gain of $474,000 at March 31, 2010 compared to an unrealized loss of $64,000 at December 31, 2009.

Loans, net, decreased $7.0 million, or 2.9%, to $233.4 million at March 31, 2010 compared to $240.4 million at December 31, 2009. The decrease was primarily the result of paydowns, $3.7 million of payoffs of residential real estate and commercial loans, and soft loan demand. In addition, $724,000 of loans was transferred to real estate owned, which included two multi-family real estate loans totaling $634,000.

Liabilities. Total liabilities at March 31, 2010 were $306.1 million, compared to $310.9 million at December 31, 2009, a decrease of $4.7 million, or 1.5%.

Total deposits increased $10.9 million, or 5.6%, to $204.5 million at March 31, 2010 compared to $193.6 million at December 31, 2009. The increase in deposits was primarily in money market accounts and certificates of deposit.

Borrowings decreased $16.0 million, or 14.2%, to $96.5 million at March 31, 2010 compared to $112.5 million at December 31, 2009. Funds generated through deposit growth and loan and securities paydowns were used to reduce borrowings.

Stockholders’ Equity. Stockholders’ equity was $43.2 million at March 31, 2010, an increase of $777,000 from December 31, 2009. The increase is primarily the result of $374,000 in net income for the three months ended March 31, 2010 and a $327,000 increase in the unrealized gain position of the securities portfolio, net of tax.

Results of Operations for the Three Months Ended March 31, 2010 and 2009

Overview. We had net income of $374,000 for the three months ended March 31, 2010, compared to $319,000 for the same period in 2009.

	Three Months Ended March 31,
(Dollars in thousands)	2010	2009
Net income of FedFirst Financial Corporation	$374	$319
Return on average assets	0.43%	0.37%
Return on average equity	3.48	3.20
Average equity to average assets	12.23	11.41

Net Interest Income. Net interest income for the three months ended March 31, 2010 increased $280,000 to $2.5 million compared to $2.2 million for the three months ended March 31, 2009. Interest rate spread and net interest margin were 2.81% and 3.09%, respectively, for the three months ended March 31, 2010 compared to 2.43% and 2.75%, respectively, for the three months ended March 31, 2009. The improvement in interest rate spread and net interest margin is primarily attributable to lower costs on deposits coupled with a reduction in borrowings.

Interest income decreased $206,000, or 4.5%, to $4.4 million for the three months ended March 31, 2010 compared to the three months ended March 31, 2009 due to a decrease of 26 basis points in yield of interest-earning assets. Interest income on securities decreased $261,000 due to a decrease of 69 basis points in yield and $9.1 million in the average balance, primarily due to paydowns and sales of higher yielding Government-sponsored enterprise and mortgage-backed securities, which were reinvested in lower yielding securities with shorter durations. Interest income on loans increased $58,000 due to an increase of $7.4 million in the average balance, primarily driven by increases in commercial real estate and home equity loans.

Interest expense decreased $486,000, or 20.7%, to $1.9 million for the three months ended March 31, 2010 compared to the three months ended March 31, 2009 due to a decrease of 64 basis points in cost and $3.6 million in the average balance of interest-bearing liabilities. Interest expense on borrowings decreased $247,000 due to a decrease of $19.7 million in the average balance, as deposit growth was used to reduce borrowings. Interest expense on deposits decreased $239,000 due to a decrease of 77 basis points in cost, primarily related to the repricing of money market accounts and maturing certificates of deposit at lower rates, partially offset by an increase of $16.1 million in the average balance, primarily in money market accounts and certificates of deposit.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented and are expressed in annualized rates.

	Three Months Ended March 31,
	2010			2009
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans, net (1)(2)	$237,495	$3,413	5.75%	$230,047	$3,355	5.83%
Securities (3)	77,527	948	4.89	86,657	1,209	5.58
Other interest-earning assets	8,467	3	0.14	6,491	6	0.37

Total interest-earning assets	323,489	$4,364	5.40	323,195	$4,570	5.66
Noninterest-earning assets	27,725			26,131

Total assets	$351,214			$349,326

Liabilities and Stockholders’ equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$14,298	$11	0.31%	$11,992	$14	0.47%
Savings accounts	21,911	27	0.49	22,658	41	0.72
Money market accounts	55,238	187	1.35	45,221	301	2.66
Certificates of deposit	89,408	660	2.95	84,843	768	3.62

Total interest-bearing deposits	180,855	885	1.96	164,714	1,124	2.73
Borrowings	106,516	979	3.68	126,253	1,226	3.88

Total interest-bearing liabilities	287,371	1,864	2.59	290,967	2,350	3.23
Noninterest-bearing liabilities	20,903			18,514

Total liabilities	308,274			309,481
Stockholders’ equity	42,940			39,845

Total liabilities and stockholders’ equity	$351,214			$349,326

Net interest income		$2,500			$2,220

Interest rate spread			2.81%			2.43%
Net interest margin			3.09			2.75
Average interest-earning assets to average interest-bearing liabilities			112.57%			111.08%

(1)	Amount is net of deferred loan costs, loans in process and allowance for loan losses.
(2)	Amount includes nonaccrual loans in average balances only.
(3)	Amount does not include effect of unrealized gain (loss) on securities available-for-sale.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes related to volume/rate are prorated into volume and rate components. The total column represents the net change in volume and rate.

	Three Months Ended March 31, 2010 Compared To Three Months Ended March 31, 2009 Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total
Interest and dividend income:
Loans, net	$104	$(46)	$58
Securities	(121)	(140)	(261)
Other interest-earning assets	2	(5)	(3)

Total interest-earning assets	(15)	(191)	(206)

Interest expense:
Deposits	102	(341)	(239)
Borrowings	(186)	(61)	(247)

Total interest-bearing liabilities	(84)	(402)	(486)

Change in net interest income	$69	$211	$280

Provision for Loan Losses. The provision for loan losses was $200,000 for the three months ended March 31, 2010 compared to $160,000 for the three months ended March 31, 2009. The increase in the provision is primarily related to an increase in nonperforming loans. Total nonperforming loans increased to $1.7 million at March 31, 2010 compared to $1.2 million at December 31, 2009 and $817,000 at March 31, 2009. Nonperforming loans at March 31, 2010 were comprised of nine residential real estate loans totaling $873,000, three consumer loans totaling $217,000 and two commercial real estate loans totaling $582,000. The increase in nonperforming loans from December 31, 2009 to March 31, 2010 is primarily related to six residential and one commercial real estate loans totaling $1.1 million at March 31, 2010 partially offset by two multi-family real estate loans totaling $634,000 that were transferred to real estate owned in the first quarter of 2010. Current conditions in the housing and credit markets also contributed to the increase in the provision. Net charge-offs were $92,000 for the three months ended March 31, 2010 compared to $232,000 for the three months ended December 31, 2009 and $13,000 for the three month ended March 31, 2009.

Noninterest Income. Noninterest income increased $13,000, or 1.4%, to $926,000 for the three months ended March 31, 2010 compared to $913,000 for the three months ended March 31, 2009. Insurance commissions increased $45,000 due in part to the acquisition of Allsurance Insurance Agency in March 2009. This was partially offset by the recognition of a loss of $14,000 on the sale of a real estate owned property and a net loss of $5,000 on sales of available-for-sale securities in the current period.

Noninterest Expense. The following table summarizes noninterest expense for the periods indicated.

	Three Months Ended March 31,
(Dollars in thousands)	2010	2009
Compensation and employee benefits	$1,457	$1,449
Occupancy	378	354
FDIC insurance premiums	100	9
Data processing	117	107
Professional services	168	131
Advertising	37	44
Stationary, printing and supplies	35	35
Telephone	12	15
Postage	45	36
Correspondent bank fees	40	42
Real estate owned expense	3	—
Amortization of intangibles	29	—
All other	161	176

Total noninterest expense	$2,582	$2,398

Noninterest expense increased $184,000, or 7.7%, to $2.6 million for the three months ended March 31, 2010 compared to the three months ended March 31, 2009, primarily due to an increase in FDIC insurance premiums as a result of a change in the assessment calculation. Also contributing to the increase over the prior year were an increase in professional services expense, which increased due to the consulting agreement with our former President and Chief Executive Officer entered into in May 2009, and amortization of intangibles in the current period related to the Allsurance Insurance Agency acquisition that occurred in March 2009.

Income Tax Expense. Income tax expense for the three months ended March 31, 2010 was $237,000 compared to $218,000 for the same period in 2009.

Liquidity and Capital Management

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of available-for-sale securities and borrowings. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At March 31, 2010, cash and cash equivalents totaled $12.7 million. At March 31, 2010, securities classified as available-for-sale totaled $76.7 million, which provides an additional source of liquidity. In addition, at March 31, 2010, the maximum remaining borrowing capacity at the FHLB of Pittsburgh was approximately $83.4 million. The Bank also has the ability to borrow $6.5 million from the Federal Reserve based upon eligible collateral. At March 31, 2010 and December 31, 2009, the Bank had no borrowings with the Federal Reserve.

Certificates of deposit due within one year of March 31, 2010 totaled $51.6 million, or 56.0% of certificates of deposit. If these maturing deposits do not remain with us, we will be required to seek other sources of funds including other certificates of deposit and borrowings. We believe, however, based on past experience, that a significant portion of our maturing certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table summarizes commitments at the date indicated.

(Dollars in thousands)	March 31, 2010
Loans in process	$2,894
Unused revolving lines of credit	3,299
Unused commercial business lines of credit	4,019
One-to-four family residential commitments	650
Consumer commitments	16

Total commitments outstanding	$10,878

Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2010, we exceeded all of our regulatory capital requirements and are considered “well capitalized” under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.

For the three months ended March 31, 2010, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock offered in the offering. This prospectus supplement forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus supplement. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

FedFirst Financial Mutual Holding Company has filed an application for approval of the plan of conversion with the Office of Thrift Supervision. This prospectus supplement omits certain information contained in the prospectus and the application. The application may be inspected, without charge, at the offices of the Office of Thrift Supervision, 1700 G Street, NW, Washington, D.C. 20552 and at the offices of the Regional Director of the Office of Thrift Supervision at the Northeast Regional Office of the Office of Thrift Supervision, Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311.

A copy of the plan of conversion is available without charge from First Federal Savings Bank by contacting the Stock Information Center.

The appraisal report update of RP Financial has been filed as an exhibit to our registration statement and to our application to the Office of Thrift Supervision. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its Web site as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Office of Thrift Supervision as described above.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering, please call our Stock Information Center. The toll-free telephone number is (877) 892-9472. The Stock Information Center is open Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern time. The Stock Information Center will be closed weekends and bank holidays.

Index to Interim Financial Statements of FedFirst Financial Corporation (Unaudited)

Page
Consolidated Statements of Financial Condition at March 31, 2010 (Unaudited) and December 31, 2009	F-1
Consolidated Statements of Operations (Unaudited) for the Three Ended March 31, 2010 and 2009	F-2
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income (Loss) for the Three Months Ended March 31, 2010 and 2009 (Unaudited)	F-3
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2010 and 2009 (Unaudited)	F-5
Notes to the Unaudited Consolidated Financial Statements	F-6

*   *   *

In addition to the interim unaudited financial statements, you should also review the audited financial statements of FedFirst Financial Corporation included in the prospectus dated May 14, 2010.

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Separate financial statements for new FedFirst Financial Corporation have not been included in this prospectus supplement because new FedFirst Financial Corporation, which has engaged only in organizational activities to date, has no significant assets, contingent or other liabilities, revenues or expenses.

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31, 2010	December 31, 2009
(Dollars in thousands, except share data)	(UNAUDITED)
Assets:
Cash and cash equivalents:
Cash and due from banks	$1,741	$1,545
Interest-earning deposits	10,961	5,951

Total cash and cash equivalents	12,702	7,496
Securities available-for-sale	76,689	79,559
Loans, net	233,428	240,387
Federal Home Loan Bank (“FHLB”) stock, at cost	6,901	6,901
Accrued interest receivable—loans	1,139	1,133
Accrued interest receivable—securities	358	423
Premises and equipment, net	2,374	2,411
Bank-owned life insurance	7,785	7,714
Goodwill	1,080	1,080
Real estate owned	1,055	419
Deferred tax assets	3,227	3,487
Other assets	2,621	2,283

Total assets	$349,359	$353,293

Liabilities and Stockholders’ Equity:
Deposits:
Noninterest-bearing	$17,769	$15,963
Interest-bearing	186,709	177,618

Total deposits	204,478	193,581
Borrowings	96,539	112,511
Advance payments by borrowers for taxes and insurance	1,169	475
Accrued interest payable—deposits	373	376
Accrued interest payable—borrowings	406	460
Other liabilities	3,174	3,447

Total liabilities	306,139	310,850
Stockholders’ equity
FedFirst Financial Corporation stockholders’ equity:
Preferred stock $0.01 par value; 10,000,000 shares authorized; none issued	—	—
Common stock $0.01 par value; 20,000,000 shares authorized; 6,707,500 shares issued and 6,325,772 and 6,326,472 shares outstanding	67	67
Additional paid-in-capital	29,614	29,558
Retained earnings—substantially restricted	17,993	17,619
Accumulated other comprehensive income (loss), net of deferred taxes (benefit) of $186 and $(25)	288	(39)
Unearned Employee Stock Ownership Plan (“ESOP”)	(1,685)	(1,728)
Common stock held in treasury, at cost (381,728 and 381,028 shares)	(3,118)	(3,113)

Total FedFirst Financial Corporation stockholders’ equity	43,159	42,364
Noncontrolling interest in subsidiary	61	79

Total stockholders’ equity	43,220	42,443

Total liabilities and stockholders’ equity	$349,359	$353,293

See Notes to the Unaudited Consolidated Financial Statements.

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended March 31,
	2010	2009
(Dollars in thousands, except per share data)
Interest income:
Loans	$3,413	$3,355
Securities	948	1,209
Other interest-earning assets	3	6

Total interest income	4,364	4,570
Interest expense:
Deposits	885	1,124
Borrowings	979	1,226

Total interest expense	1,864	2,350

Net interest income	2,500	2,220
Provision for loan losses	200	160

Net interest income after provision for loan losses	2,300	2,060
Noninterest income:
Fees and service charges	122	132
Insurance commissions	746	701
Income from bank-owned life insurance	71	74
Net loss on sales of available-for-sale securities	(5)	—
Net loss on sale of real estate owned	(14)	—
Other	6	6

Total noninterest income	926	913
Noninterest expense:
Compensation and employee benefits	1,457	1,449
Occupancy	378	354
FDIC insurance premiums	100	9
Data processing	117	107
Professional services	168	131
Other	362	348

Total noninterest expense	2,582	2,398

Income before income tax expense and noncontrolling interest in net income of consolidated subsidiary	644	575
Income tax expense	237	218

Net income before noncontrolling interest in net income of consolidated subsidiary	407	357
Noncontrolling interest in net income of consolidated subsidiary	33	38

Net income of FedFirst Financial Corporation	$374	$319

Earnings per share:
Basic and diluted	$0.06	$0.05

Weighted-average shares outstanding:
Basic and diluted	6,106,528	6,077,749

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’

EQUITY AND COMPREHENSIVE INCOME (LOSS) FOR THE THREE MONTHS ENDED

MARCH 31, 2010 AND 2009 (UNAUDITED)

	Common Stock	Additional Paid-in- Capital	Retained Earnings	Accumulated Other Compre- hensive Loss	Unearned ESOP	Common Stock Held in Treasury	Non- controlling Interest in Subsidiary	Total Stock- holders’ Equity	Compre- hensive Income
(Dollars in thousands)
Balance at January 1, 2009	$67	$29,291	$15,930	$(1,111)	$(1,901)	$(2,955)	$103	$39,424
Comprehensive income (loss):
Net income	—	—	319	—	—	—	38	357	$357
Unrealized gain on securities available-for-sale, net of tax of $275	—	—	—	426	—	—	—	426	426

Purchase of common stock to be held in treasury (15,000 shares)	—	—	—	—	—	(67)	—	(67)
ESOP shares committed to be released (4,320 shares)	—	(26)	—	—	43	—	—	17
Stock-based compensation expense	—	73	—	—	—	—	—	73
Distribution to noncontrolling shareholder	—	—	—	—	—	—	(75)	(75)

Total comprehensive income									783
Less: Comprehensive income attributable to the noncontrolling interest in subsidiary									38

Comprehensive income attributable to FedFirst Financial Corporation									$745

Balance at March 31, 2009	$67	$29,338	$16,249	$(685)	$(1,858)	$(3,022)	$66	$40,155

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’

EQUITY AND COMPREHENSIVE INCOME (LOSS) FOR THE THREE MONTHS ENDED

MARCH 31, 2010 AND 2009 (UNAUDITED)—(Continued)

	Common Stock	Additional Paid-in- Capital	Retained Earnings	Accumulated Other Compre- hensive Gain (Loss)	Unearned ESOP	Common Stock Held in Treasury	Non- controlling Interest in Subsidiary	Total Stock- holders’ Equity	Compre- hensive Income
(Dollars in thousands)
Balance at January 1, 2010	$67	$29,558	$17,619	$(39)	$(1,728)	$(3,113)	$79	$42,443
Comprehensive income (loss):
Net income	—	—	374	—	—	—	33	407	$407
Unrealized gain on securities available-for-sale, net of tax of $273	—	—	—	423	—	—	—	423	423
Reclassification adjustment on sales of securities available-for-sale, net of tax of $(62)	—	—	—	(96)	—	—	—	(96)	(96)

ESOP shares committed to be released (4,320 shares)	—	(24)	—	—	43	—	—	19
Stock-based compensation expense	—	75	—	—	—	—	—	75
Stock awards forfeited	—	5	—	—	—	(5)	—	—
Distribution to noncontrolling shareholder	—	—	—	—	—	—	(51)	(51)

Total comprehensive income									734
Less: Comprehensive income attributable to the noncontrolling interest in subsidiary									33

Comprehensive income attributable to FedFirst Financial Corporation									$701

Balance at March 31, 2010	$67	$29,614	$17,993	$288	$(1,685)	$(3,118)	$61	$43,220

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Three Months Ended March 31,
	2010	2009
(Dollars in thousands)
Cash flows from operating activities:
Net income of FedFirst Financial Corporation	$374	$319
Adjustments to reconcile net income to net cash provided by operating activities:
Noncontrolling interest in net income of consolidated subsidiary	33	38
Provision for loan losses	200	160
Depreciation	136	134
Amortization of intangibles	29	—
Net loss on sales of available-for-sale securities	5	—
Net loss on sale of real estate owned	14	—
Net accretion of security discounts/premiums and loan costs	63	106
Noncash expense for ESOP	19	17
Noncash expense for stock-based compensation	75	73
Increase in bank-owned life insurance	(71)	(74)
(Increase) decrease in other assets	(125)	1,182
Decrease in other liabilities	(330)	(401)

Net cash provided by operating activities	422	1,554
Cash flows from investing activities:
Net loan repayments	5,981	467
Proceeds from maturities of and principal repayments of securities available-for-sale	3,448	11,585
Proceeds from sales of securities available-for-sale	7,959	—
Purchases of securities available-for-sale	(8,146)	(2,007)
Purchases of premises and equipment	(99)	(55)
Acquisition of Allsurance Insurance Agency	—	(525)
Proceeds from sale of real estate owned	73	—

Net cash provided by investing activities	9,216	9,465
Cash flows from financing activities:
Net decrease in short-term borrowings	(1,800)	(2,400)
Repayments of long-term borrowings	(14,172)	(15,560)
Net increase in deposits	10,897	8,644
Increase in advance payments by borrowers for taxes and insurance	694	204
Purchases of common stock held in treasury	—	(67)
Distribution to noncontrolling shareholder	(51)	(75)

Net cash used in financing activities	(4,432)	(9,254)

Net increase in cash and cash equivalents	5,206	1,765
Cash and cash equivalents, beginning of period	7,496	7,847

Cash and cash equivalents, end of period	$12,702	$9,612

Supplemental cash flow information:
Cash paid for:
Interest on deposits and borrowings	$1,921	$2,570
Income tax expense	42	86
Real estate acquired in settlement of loans	724	22
Securities sold not settled	133	—

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation/Nature of Operations

The accompanying unaudited Consolidated Financial Statements include the accounts of FedFirst Financial Corporation (“FedFirst Financial” or the “Company”), a federally chartered holding company established in 1999, whose wholly owned subsidiary is First Federal Savings Bank (“First Federal” or the “Bank”), a federally chartered stock savings bank, which owns FedFirst Exchange Corporation (“FFEC”). FFEC has an 80% controlling interest in Exchange Underwriters, Inc. (“Exchange Underwriters”). Exchange Underwriters is a full-service, independent insurance agency that offers property and casualty, commercial liability, surety and other insurance products. The Company is a majority owned subsidiary of FedFirst Financial Mutual Holding Company (“FFMHC”), a federally chartered mutual holding company. FFMHC has virtually no operations and assets other than an investment in the Company, and is not included in these financial statements. All significant intercompany transactions have been eliminated.

First Federal operates as a community-oriented financial institution offering residential, multi-family and commercial mortgages, consumer loans and commercial business loans as well as a variety of deposit products for individuals and businesses from nine locations in southwestern Pennsylvania. First Federal conducts insurance brokerage activities through Exchange Underwriters. The Bank is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The unaudited consolidated financial statements do not include information or notes necessary for a complete presentation of financial position, results of operations, changes in stockholders’ equity and cash flows in conformity with accounting principles generally accepted in the United States of America (“GAAP”). However, all normal recurring adjustments that, in the opinion of management, are necessary to make the consolidated financial statements not misleading have been included. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the prospectus dated May 14, 2010. Certain items previously reported have been reclassified to conform with the current reporting period’s format. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the full year or any other interim period.

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for losses on loans, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, evaluation of securities for other-than-temporary impairment including related cash flow projections, goodwill impairment, and the valuation of deferred tax assets.

Note 2. Recent Accounting Pronouncements

ASU No. 2010-09 Amendments to Subsequent Events Guidance. In February 2010, the FASB issued ASU No. 2010-09, Amendments to Subsequent Events Guidance, which describes amendments to ASC 855-10, Subsequent Events, and clarifies which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of subsequent events disclosures. This ASU removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements. Except as noted in paragraph 12, all other amendments or additions by ASU No. 2010-09 are effective upon issuance. Adoption of this ASU did not have a material impact on the Company’s financial condition or results of operation.

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ASU 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in ASC 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends ASC 820-10 to require:

•	A reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

•	In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

•

For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

•	A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The Company adopted the standards that were effective for interim and annual period beginning after December 15, 2009, which did not have a material impact on the Company’s financial condition or results of operations. The Company has not yet determined the impact that the adoption of the disclosures that are effective for fiscal years after December 15, 2010 will have on its financial condition and results of operations.

Note 3. Securities

The following table sets forth the amortized cost and fair value of securities available-for-sale at the dates indicated (dollars in thousands).

March 31, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-Sponsored Enterprises	$7,943	$22	$14	$7,951
Municipal bonds	4,014	309	—	4,323
Mortgage-backed	28,411	1,375	1	29,785
REMICs	31,803	1,097	785	32,115
Corporate debt	3,995	—	1,529	2,466
Equities	49	—	—	49

Total securities available-for-sale	$76,215	$2,803	$2,329	$76,689

December 31, 2009
Government-Sponsored Enterprises	$5,954	$15	$224	$5,745
Municipal bonds	4,014	257	—	4,271
Mortgage-backed	35,467	1,476	7	36,936
REMICs	30,144	1,178	857	30,465
Corporate debt	3,995	—	1,902	2,093
Equities	49	—	—	49

Total securities available-for-sale	$79,623	$2,926	$2,990	$79,559

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and fair value of securities at March 31, 2010 by contractual maturity were as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Amortized Cost	Fair Value
(Dollars in thousands)
Due in one year or less	$—	$—
Due from one to five years	2,015	2,091
Due from five to ten years	15,899	16,296
Due after ten years	58,252	58,253
No scheduled maturity	49	49

Total	$76,215	$76,689

The following table presents gross unrealized losses and fair value of securities aggregated by category and length of time that individual securities have been in a continuous loss position at the dates indicated (dollars in thousands).

	Less than 12 months			12 months or more			Total
March 31, 2010	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Government-sponsored enterprises	1	$1,981	$14	—	$—	$—	1	$1,981	$14
Mortgage-backed	1	2	1	—	—	—	1	2	1
REMICs:
Private label issuer:
Prime fixed and adjustable rate	—	—	—	3	885	23	3	885	23
Alt-A fixed rate	7	2,915	636	1	744	104	8	3,659	740
Government-sponsored enterprises	2	3,356	22	—	—	—	2	3,356	22

Total REMICs	9	6,271	658	4	1,629	127	13	7,900	785
Corporate debt	—	—	—	3	2,466	1,529	3	2,466	1,529

Total securities temporarily impaired	11	$8,254	$673	7	$4,095	$1,656	18	$12,349	$2,329

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months			12 months or more			Total
December 31, 2009	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Government-sponsored enterprises	1	$2,775	$224	—	$—	$—	1	$2,775	$224
Mortgage-backed	9	2,111	6	1	16	1	10	2,127	7
REMICs:
Private label issuer:
Prime fixed and adjustable rate	—	—	—	3	955	25	3	955	25
Alt-A fixed rate	4	2,010	622	3	2,755	201	7	4,765	823
Government-sponsored enterprises	3	598	7	1	638	2	4	1,236	9

Total REMICs	7	2,608	629	7	4,348	228	14	6,956	857
Corporate debt	—	—	—	3	2,093	1,902	3	2,093	1,902

Total securities temporarily impaired	17	$7,494	$859	11	$6,457	$2,131	28	$13,951	$2,990

The Company reviews its investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been lower than the cost, the financial condition and near-term prospects of the issuer including any specific events that may influence the operations of the issuer, and the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market.

Private Label—REMICS—The Company invests in and is subject to credit risk related to private label REMICs that are directly supported by underlying mortgage loans. The Company’s private label REMICs are credit-enhanced, senior tranches of securities in which the subordinate classes of the securities provide credit support for the senior class of securities. Losses in the underlying loan pool would generally have to exceed the credit support provided by the subordinate classes of securities before the senior class of securities would experience any credit losses.

At March 31, 2010, the Company had 11 securities with an unrealized loss of $763,000 of which four securities with an unrealized loss of $127,000 were in a loss position for 12 months or greater and the remaining seven securities with an unrealized loss of $636,000 were in a loss position for less than 12 months. The securities consist of the following vintages that range from 2003—2007 as noted (dollars in thousands):

	Less than 12 months			12 months or more			Total
March 31, 2010	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Value Fair	Gross Unrealized Losses
Vintage
2003	—	$—	$—	2	$530	$6	2	$530	$6
2004	—	—	—	1	355	17	1	355	17
2005	1	331	49	—	—	—	1	331	49
2006	4	1,697	401	1	744	104	5	2,441	505
2007	2	887	186	—	—	—	2	887	186

Total	7	$2,915	$636	4	$1,629	$127	11	$4,544	$763

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The vintages for 2006-2007 represent the majority of the unrealized loss in this category. At March 31, 2010, the credit ratings for 2003-2004 vintages were investment grade and 2005-2007 vintages were below investment grade.

The Company determined credit losses by estimating the cash flows of the individual securities based on the collateral (underlying mortgages) and taking into consideration the transaction structure, which includes any subordination or credit enhancements that exist. The model also required estimates/projections of a number of key assumptions, which include prepayment rates, loss severity and default rates.

To determine estimates for the key assumptions we reviewed the historical performance of each security in the context of the uncertain economic environment. Specific details of the collateral (underlying mortgages) and whether there were any characteristics between securities that could provide insight into future performance were evaluated. Our review of historical performance focused on loss severities, default rates, delinquencies and foreclosure percentages. We reviewed the individual securities and the composition of collateral, which included types of loans (fixed, interest only), term (30 year, 10 year interest only), geographic concentrations (California and Florida), loan-to-value ratios (average 70%), and FICO scores (average 700). Based on this information we were able to compile key assumptions and perform cash modeling to determine potential impairment. These assumptions were utilized in determination of credit losses. We understand these are estimates and are highly subjective. If conditions deteriorate, we may incur additional OTTI. The key base assumptions are as follows and represent the ranges utilized for individual securities.

Key Assumptions	Percentage
Conditional prepayment rate	6%
Loss Severity	39 - 63%
Default	5 - 10.5%

Based upon analysis of third party provider reports and review of key assumptions on an individual security basis and the fact that we do not expect to sell these securities and it is more likely than not that we will not be required to sell the securities before recovery of their amortized cost basis, we concluded there is no additional OTTI on these securities at March 31, 2010.

Corporate Debt—At March 31, 2010, the Company had three securities that were in an unrealized loss position for 12 months or greater at an amount of $1.5 million. These securities consist of two pools of insurance company issued preferred trust obligations. These securities were downgraded from their original rating issuance to below investment grade. The lack of liquidity in the market for this type of security, credit rating downgrades and market uncertainties are factors contributing to the unrealized losses on these securities. The following table provides additional information related to our pooled preferred trust obligations at March 31, 2010 (dollars in thousands):

Pool	Class	Tranche	Amortized Cost	Fair Value	Unrealized Loss	S&P / Fitch Rating	Current Number of Insurance Companies	Total Collateral	Current Deferrals and Defaults	Performing Collateral	Additional Immediate Deferrals / Defaults Before Causing an Interest Shortfall (a)	Additional Immediate Deferrals / Defaults Before Causing a Break in Yield (b)
I-PreTSL I	Mezzanine	B-3	$1,500	$939	$(561)	B+/BB	17	$193,500	$17,500	$176,000	$98,500	$51,000
I-PreTSL II	Mezzanine	B-3	2,495	1,527	(968)	B+/BB	29	378,000	—	378,000	153,000	140,000

			$3,995	$2,466	$(1,529)

(a)	A temporary interest shortfall is caused by an amount of deferrals/defaults high enough such that there is insufficient cash flow available to pay current interest on the given tranche or by breaching the principal coverage test of the tranche immediately senior to the given tranche. Amounts presented represent additional deferrals/defaults beyond those currently existing that must occur before the security would experience an interest shortfall.

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	A break in yield for a given tranche means that deferrals/defaults have reached such a level that the tranche would not receive all of its contractual cash flows (principal and interest) by maturity (so not just a temporary interest shortfall, but an actual loss in yield on the investment). In other words, the magnitude of the defaults/deferrals has depleted all of the credit enhancement (excess interest and over-collateralization) beneath the given tranche. Amounts presented represent additional deferrals/defaults beyond those currently existing that must occur before the security would experience a break in yield.

These securities are evaluated for OTTI by determining whether it is probable that an adverse change in estimated cash flows has occurred. Determining whether there has been an adverse change in estimated cash flows involves the calculation of the present value of remaining cash flows compared to previously projected cash flows. We consider the discounted cash flow analysis to be our primary evidence when determining whether credit-related OTTI exists. Additionally, reports are reviewed that provide information for the amount of deferral/defaults that would have to occur to prevent the tranche from collecting contractual cash flows (principal and interest). None of these securities are projecting a cash flow disruption, nor have any of these securities experienced a cash flow disruption. The Company also reviewed each of the issues’ collateral participants, including their financial condition, ratings provided by A. M. Best (for insurance companies), and adverse conditions specifically related to industry or geographic area. This information did not suggest additional deferrals and defaults in the future that would result in the securities not receiving all of their contractual cash flows. Based on the analysis performed and the fact that the Company does not expect to sell these securities and it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis, the Company concluded that there is no OTTI on these securities at March 31, 2010.

Other Securities—This category includes Government-Sponsored Enterprises (“GSE”), municipal bonds, mortgage-backed and GSE—REMICS. At March 31, 2010, the Company had a total of 4 securities with an unrealized loss of $37,000 in these categories. These four securities were in a loss position for less than 12 months. An evaluation of the individual securities was performed whereby we reviewed all credit ratings and noted all remain at investment grade. Additionally, all securities are issued and backed by a Government-Sponsored Enterprise (“FNMA”, “FHLMC”). The Company believes the unrealized losses are due to changes in market interest rates. The Company does not intend to sell the securities and it is more likely than not it will not be required to sell the securities before their recovery. The Company expects to recover the entire amortized cost basis of these securities and concluded that there is no OTTI on these securities.

FHLB Stock—The Company is a member of the FHLB of Pittsburgh. As a member, the Company is required to purchase and hold stock in the FHLB to satisfy membership and borrowing requirements in order to obtain low cost products and services offered by the FHLB. Unlike investment securities, FHLB stock does not provide its holders with an opportunity for appreciation because by regulation FHLB stock can only be purchased, redeemed and transferred at par value. At March 31, 2010 and December 31, 2009, the Company’s FHLB stock totaled $6.9 million.

The Company evaluates impairment in FHLB stock when certain conditions warrant further consideration. The FHLB voluntarily suspended dividend payments on its stock as well as the repurchase of excess stock from members. The FHLB stated that this was due to a reduction in core earnings and concern over the FHLB’s capital position. After evaluating such factors as the capital adequacy of the FHLB, its overall operating performance and the FHLB’s liquidity and funding position, the Company concluded that the par value was ultimately recoverable and no impairment charge was recognized at March 31, 2010.

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4. Loans

The following table sets forth the composition of our loan portfolio at the dates indicated.

	March 31, 2010		December 31, 2009
(Dollars in thousands)	Amount	Percent	Amount	Percent
Real estate—mortgage:
One-to-four family residential	$153,863	64.7%	$158,073	64.6%
Multi-family	9,293	3.9	9,991	4.1
Commercial	30,986	13.0	31,405	12.8

Total real estate-mortgage	194,142	81.6	199,469	81.5

Real estate—construction:
Residential	2,732	1.1	3,028	1.2
Commercial	3,320	1.4	2,576	1.1

Total real estate—construction	6,052	2.5	5,604	2.3

Consumer:
Home equity	26,774	11.3	27,090	11.1
Loans on savings accounts	918	0.4	929	0.4
Other	1,279	0.5	1,314	0.5

Total consumer	28,971	12.2	29,333	12.0

Commercial business	8,891	3.7	10,327	4.2

Total loans	$238,056	100.0%	$244,733	100.0%

Net premiums on loans purchased	110		108
Net deferred loan costs	773		829
Loans in process	(2,894)		(2,774)
Allowance for loan losses	(2,617)		(2,509)

Loans, net	$233,428		$240,387

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonperforming Assets. The following table provides information with respect to our nonperforming assets at the dates indicated.

	March 31, 2010	December 31, 2009
(Dollars in thousands)
Nonaccrual loans:
Real estate—mortgage	$1,455	$1,096
Consumer	217	135

Total	1,672	1,231

Accruing loans past due 90 days or more	—	—

Total of nonaccrual and 90 days or more past due loans (nonperforming loans)	1,672	1,231
Real estate owned	1,055	419

Total nonperforming assets	$2,727	$1,650
Troubled debt restructurings	—	—

Troubled debt restructurings and total nonperforming assets	$2,727	$1,650

Total nonperforming loans to total loans	0.70%	0.50%
Total nonperforming assets to total assets	0.78	0.47

The following table provides information with respect to the aggregate amounts of our classified and criticized assets at the dates indicated.

	March 31, 2010	December 31, 2009
(Dollars in thousands)
Special mention assets	$1,710	$3,562
Substandard assets	5,127	2,339
Doubtful assets	—	—
Loss assets	—	—

Total classified assets	$6,837	$5,901

Allowance for loan losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. The following table summarizes the activity in the allowance for loan losses for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31, 2009
	2010	2009
(Dollars in thousands)
Allowance at beginning of period	$2,509	$1,806	$1,806
Provision for loan losses	200	160	1,090
Charge-offs	(92)	(14)	(390)
Recoveries	—	1	3

Net charge-offs	(92)	(13)	(387)

Allowance at end of period	$2,617	$1,953	$2,509

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a valuation allowance on impaired loans; and (2) a valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Allowance on Impaired Loans. We establish an allowance for loans that are individually evaluated and determined to be impaired. The allowance is determined by utilizing one of the three impairment measurement methods. A loan is impaired when, based upon current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest according to the contractual terms of the loan agreement. Management performs individual assessments of larger impaired loans to determine the existence of loss exposure and, where applicable, the extent of loss exposure based upon the present value of expected future cash flows available to pay the loan, or based upon the estimated realizable collateral where a loan is collateral dependent. Generally, loans excluded from the individual impairment analysis are collectively evaluated by management to estimate reserves for loan losses inherent in those loans.

Allowance on the Remainder of the Loan Portfolio. We establish another allowance for loans that are not determined to be impaired. Management determines historical loss experience for each group of loans with similar risk characteristics within the portfolio based on loss experience for loans in each group. Loan categories will represent groups of loans with similar risk characteristics and may include types of loans categorized by product, large credit exposures, concentrations, loan grade, or any other characteristic that causes a loan’s risk profile to be similar to another. We currently utilize previous years net charge-off experience by loan category as a basis in determining loss projections. In addition, there are two categories of loans considered to be higher risk concentrations that are evaluated separately when calculating the allowance for loan losses:

•

Loans purchased in the secondary market. Prior to September 2005, pools of multi-family and one-to-four family residential mortgage loans located in areas outside of our primary geographic lending area in southwestern Pennsylvania were acquired in the secondary market. Although these loans were underwritten to our lending standards, they are considered higher risk given our unfamiliarity with the geographic areas where the properties are located.

•

Home equity loans with a loan-to-value ratio greater than 80%. These loans are considered higher risk given the pressure on property values and reduced credit alternatives available to leveraged borrowers.

We also consider qualitative or environmental factors that are likely to cause estimated credit losses associated with the bank’s existing portfolio to differ from historical loss experience including changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; changes in experience, ability and depth of loan management; changes in the volume and severity of past due loans, nonaccrual loans and adversely graded or classified loans; changes in the quality of the loan review system; changes in the value of underlying collateral for collateral dependent loans; existence of or changes in concentrations of credit; changes in economic or business conditions, and; effect of competition, legal and regulatory requirements on estimated credit losses.

Our historical loss experience and qualitative and environmental factors are reviewed on a quarterly basis to ensure they are reflective of current conditions in our loan portfolio and economy.

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5. Deposits

The following table sets forth the balances of our deposit products at the dates indicated.

	March 31, 2010		December 31, 2009
	Amount	Percent	Amount	Percent
(Dollars in thousands)
Noninterest-bearing demand deposits	$17,769	8.7%	$15,963	8.2%
Interest-bearing demand deposits	13,774	6.7	15,214	7.9
Savings accounts	22,261	10.9	21,560	11.1
Money market accounts	58,540	28.6	53,282	27.5
Certificates of deposit	92,134	45.1	87,562	45.3

Total deposits	$204,478	100.0%	$193,581	100.0%

Note 6. Borrowings

We utilize borrowings as a supplemental source of funds for loans and securities. The primary source of borrowings are FHLB advances and, to a limited extent, repurchase agreements. Our FHLB advances include fixed rate and convertible select advances. The FHLB convertible select advances are long-term borrowings that have a fixed rate for the first three or five years of the term. After the fixed rate term expires, and quarterly thereafter, the FHLB may convert the advance to an adjustable rate advance at its option. If the advance is converted to an adjustable rate advance, the Bank has the option at the conversion date or on any future quarterly rate reset date to prepay the advance with no prepayment fee. Advances from the FHLB are secured by the Bank’s stock in the FHLB and certain qualifying mortgage-backed securities to the extent that the defined statutory value must be at least equal to the advances outstanding. The following table sets forth borrowings based on their stated maturities and weighted average rates for the periods indicated.

	March 31, 2010		December 31, 2009
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
(Dollars in thousands)
Due in one year or less	$31,908	3.53%	$31,778	3.27%
Due in one to two years	7,452	4.22	20,909	3.58
Due in two to three years	23,413	4.34	22,041	4.53
Due in three to four years	15,766	3.77	19,783	3.68
Due in four to five years	18,000	3.41	18,000	3.41

Total	$96,539	3.79%	$112,511	3.67%

The following table sets forth information concerning our borrowings for the periods indicated.

	Three Months Ended March 31, 2010	Year Ended December 31, 2009
(Dollars in thousands)
Maximum amount outstanding at any month end during the period	$110,456	$127,559
Average amounts outstanding during the period	106,516	118,987
Weighted average rate during the period	3.68%	3.86%

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7. Earnings Per Share

Basic earnings per common share is calculated by dividing FedFirst Financial’s net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed in a manner similar to basic earnings per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Common stock equivalents include restricted stock awards and stock options. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented. There were no dilution from stock options or awards for the three months ended March 31, 2010. Unallocated common shares held by the Employee Stock Ownership Plan (“ESOP”) are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted earnings per common share until they are committed to be released.

	Three Months Ended March 31,
	2010	2009
(Dollars in thousands, except per share amounts)
Net income of FedFirst Financial Corporation	$374	$319
Weighted-average shares outstanding:
Basic	6,106,528	6,077,749
Effect of dilutive stock options and restrictive stock awards	—	—

Diluted	6,106,528	6,077,749
Earnings per share:
Basic and diluted	$0.06	$0.05

Note 8. Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of March 31, 2010 and December 31, 2009 and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to March 31, 2010 and December 31, 2009 may be different than the amounts reported at each period end.

The fair value hierarchy prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	–	Quoted prices for identical instruments in active markets.

Level 2	–	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are active, and model derived valuations in which significant inputs or significant drivers are observable in active markets.

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant drivers are unobservable.

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The majority of the Company’s securities are included in Level 2 of the fair value hierarchy. Fair values were determined by a third party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. In some instances, the fair value of certain securities cannot be determined using these techniques due to the lack of relevant market data. As such, these securities are valued using an alternative technique and classified within Level 3 of the fair value hierarchy.

At March 31, 2010, Level 3 includes 11 securities with a fair value of $3.8 million. This balance is comprised of eight mortgage-backed securities with a fair value of $1.3 million and three corporate debt securities with a fair value of $2.5 million, which are pooled trust preferred insurance company term obligations. The mortgage-backed securities, which were AAA rated at purchase, do not have an active market and as such the Company has used an alternative method to determine the fair value of these securities. The fair value has been determined using a discounted cash flow model using market assumptions, which generally include cash flow, collateral and other market assumptions. The corporate debt securities, which were rated A at purchase and currently rated B+, could not be priced using quoted market prices, observable market activity or comparable trades, and the financial market was considered not active. The trust preferred market has been severely impacted by the lack of liquidity in the credit markets and concern over the financial services industry. Fair values for trust preferred securities were obtained from pricing sources with reasonable pricing transparency, taking into account other unobservable inputs related to the risks for each issuer. The pooled trust preferred corporate term obligations owned are collateralized by the trust preferred securities of insurance companies in the U.S. There has been little or no active trading in these securities; therefore it was more appropriate to determine fair value using a discounted cash flow analysis. Determining the appropriate discount rate for the discounted cash flow analysis combined current and observable market spreads for comparable structured credit products with specific risks identified within each issue. The observable market spreads incorporated both credit and liquidity premiums.

The following tables set forth the fair value hierarchy of securities at March 31, 2010 and December 31, 2009.

	March 31, 2010	December 31, 2009
(Dollars in thousands)
Significant other observable inputs (Level 2)	$72,864	$75,983
Significant unobservable inputs (Level 3)	3,825	3,576

Total securities	$76,689	$79,559

Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
December 31, 2009	$3,576
Total unrealized gains	371
Paydowns and maturities	(122)

March 31, 2010	$3,825

	March 31, 2010	December 31, 2009
(Dollars in thousands)
The amount of total unrealized gains for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains relating to assets still held at period indicated	$371	$591

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For financial assets measured at fair value on a nonrecurring basis, the following table sets forth the fair value measurements by fair value hierarchy (dollars in thousands):

Level 2	March 31, 2010	December 31, 2009
Impaired loans	$582	$634
Real estate owned	1,055	419

Certain impaired loans over $250,000 are individually reviewed to determine the amount of each loan that may be at risk of noncollection. When repayment is expected solely from the collateral, the impaired loans are reported at the fair value of the underlying collateral using Level 2 inputs based on property appraisals. The fair value of real estate owned was estimated using Level 2 inputs based on property appraisals less any projected selling costs.

The following presents the fair value of financial instruments. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be sustained by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. In addition, the following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at March 31, 2010 and December 31, 2009.

Cash and Cash Equivalents

The carrying amounts approximate the asset’s fair values.

Securities (Including Mortgage-Backed Securities)

The fair value of securities are determined by a third party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates (Level 2). In some instances, the fair value of certain securities cannot be determined using these techniques due to the lack of relevant market data. As such, these securities are valued using an alternative technique and classified within Level 3 of the fair value hierarchy. Alternative techniques include using a discounted cash flow model using market assumptions, which generally include cash flow, collateral and other market assumptions or obtaining fair values from pricing sources with reasonable pricing transparency, taking into account other unobservable inputs related to the risks for each issuer.

Loans

The fair values for residential real estate loans are estimated using discounted cash flow analyses using mortgage commitment rates from either FNMA or FHLMC. The fair values of consumer and commercial business loans are estimated using discounted cash flow analyses, using interest rates reported in various government releases. The fair values of multi-family and commercial real estate loans are estimated using discounted cash flow analysis, using interest rates based on national commitment rates on similar loans.

Federal Home Loan Bank Stock

The carrying amount approximates the asset’s fair value.

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued Interest Receivable and Accrued Interest Payable

The fair value of these instruments approximates the carrying value.

Deposits

The fair values disclosed for demand deposits (eg., savings accounts) are, by definition, equal to the amount payable on demand at the repricing date (i.e., their carrying amounts). Fair values of certificates of deposits are estimated using a discounted cash flow calculation that applies the FHLB of Pittsburgh advance yield curve to the maturity schedule of the Bank’s certificates of deposit.

Borrowings

The fair value of FHLB advances and repurchase agreements are estimated using a discounted cash flow calculation using the current FHLB advance yield curve. This is the method that the FHLB of Pittsburgh used to determine the cost of terminating the borrowing contract. The FHLB of Pittsburgh issues a valuation report for convertible select advances.

Commitments to Extend Credit

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure purposes. The contractual amounts of unfunded commitments are presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Management.

The following table sets forth the carrying amount and estimated fair value of financial instruments.

	March 31, 2010		December 31, 2009
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$12,702	$12,702	$7,496	$7,496
Securities	76,689	76,689	79,559	79,559
Loans, net	233,428	239,503	240,387	246,502
FHLB stock	6,901	6,901	6,901	6,901
Accrued interest receivable	1,497	1,497	1,556	1,556
Financial liabilities:
Deposits	204,478	205,810	193,581	194,814
Borrowings	96,539	99,766	112,511	115,437
Accrued interest payable	779	779	836	836

Note 9. Subsidiary/Segment Reporting

The consolidated operating results of FedFirst Financial are presented as a single financial services segment. FedFirst Financial is the parent company of the Bank, which owns FFEC. FFEC has an 80% controlling interest in Exchange Underwriters, Inc. Exchange Underwriters, Inc. is managed separately from the banking and related financial services that the Company offers. Exchange Underwriters, Inc. is an independent insurance agency that offers property and casualty, life, health, commercial general liability, surety and other insurance products. Following is a table of selected financial data for the Company’s subsidiaries and consolidated results for the dates indicated.

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	First Federal Savings Bank	Exchange Underwriters, Inc.	FedFirst Financial Corporation	Net Eliminations	Consolidated
(Dollars in thousands)
March 31, 2010
Assets	$349,060	$1,085	$42,443	$(43,229)	$349,359
Liabilities	311,224	445	20	(5,550)	306,139
Stockholders’ equity	37,836	640	42,423	(37,679)	43,220
December 31, 2009
Assets	$353,397	$1,511	$42,392	$(44,007)	$353,293
Liabilities	316,280	783	28	(6,241)	310,850
Stockholders’ equity	37,117	728	42,364	(37,766)	42,443
Three Months Ended March 31, 2010
Total interest income	$4,361	$3	$28	$(28)	$4,364
Total interest expense	1,892	—	—	(28)	1,864

Net interest income	2,469	3	28	—	2,500
Provision for loan losses	200	—	—	—	200

Net interest income after provision for loan losses	2,269	3	28	—	2,300
Noninterest income	180	746	—	—	926
Noninterest expense	2,070	459	53	—	2,582
Undistributed net gain of subsidiary	167	—	390	(557)	—

Income (loss) before income tax expense (benefit) and noncontrolling interest in net income of consolidated subsidiary	546	290	365	(557)	644
Income tax expense (benefit)	123	123	(9)	—	237

Net income (loss) before noncontrolling interest in net income of consolidated subsidiary	423	167	374	(557)	407
Less: Noncontrolling interest in net income of consolidated subsidiary	33	—	—	—	33

Net income	$390	$167	374	$(557)	$374

Three Months Ended March 31, 2009
Total interest income	$4,564	$6	$30	$(30)	$4,570
Total interest expense	2,380	—	—	(30)	2,350

Net interest income	2,184	6	30	—	2,220
Provision for loan losses	160	—	—	—	160

Net interest income after provision for loan losses	2,024	6	30	—	2,060
Noninterest income	212	701	—	—	913
Noninterest expense	1,961	382	55	—	2,398
Undistributed net gain of subsidiary	188	—	338	(526)	—

Income (loss) before income tax expense (benefit) and noncontrolling interest in net income of consolidated subsidiary	463	325	313	(526)	575
Income tax expense (benefit)	87	137	(6)	—	218

Net income (loss) before noncontrolling interest in net income of consolidated subsidiary	376	188	319	(526)	357
Less: Noncontrolling interest in net income of consolidated subsidiary	38	—	—	—	38

Net income	$338	$188	319	$(526)	$319

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10. Other

On February 23, 2010, the Company, the Bank and FFMHC adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”) pursuant to which the Bank will reorganize from the two-tier mutual holding company structure to the stock holding company structure. The Plan of Conversion was subsequently amended on March 9, 2010 and April 27, 2010. Pursuant to the Plan of Conversion, (i) FFMHC will merge with and into the Company, with the Company being the surviving entity, (ii) the Company will merge with a newly formed Maryland corporation named FedFirst Financial Corporation, (iii) the shares of common stock of the Company held by persons other than FFMHC (whose shares will be canceled) will be converted into shares of common stock of new FedFirst Financial Corporation pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, (iv) the Bank will become a wholly owned subsidiary of new FedFirst Financial Corporation, and (v) new FedFirst Financial Corporation will offer and sell shares of the common stock to depositors of the Bank and others in the manner and subject to the priorities set forth in the Plan of Conversion.

In connection with the conversion and offering, shares of the Company’s common stock currently owned by FFMHC will be canceled and new shares of common stock, representing the approximate 57.5% ownership interest of FFMHC, will be offered for sale by new FedFirst Financial Corporation. Concurrent with the completion of the conversion and offering, the Company’s existing public shareholders will receive shares of new FedFirst Financial Corporation’s common stock for each share of the Company’s common stock they own at that date, based on an exchange ratio to ensure that they will own approximately the same percentage of the new FedFirst Financial Corporation’s common stock as they owned of the Company’s common stock immediately prior to the conversion and offering.

At the time of the conversion, liquidation accounts will be established in an amount equal to the percentage ownership in the Company owned by FFMHC multiplied by the Company’s stockholders’ equity as reflected in the latest statement of financial condition used in the final offering prospectus for the conversion plus the value of the net assets of FFMHC as reflected in the latest statement of financial condition of FFMHC prior to the effective date of the conversion. The liquidation accounts will be maintained for the benefit of eligible account holders and supplemental eligible account holders (collectively, “eligible depositors”) who continue to maintain their deposit accounts in the Bank after the conversion. In the event of a complete liquidation of the Bank or the Bank and new FedFirst Financial Corporation (and only in such event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock. Neither new FedFirst Financial Corporation nor the Bank may declare or pay a cash dividend if the effect thereof would cause its equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the Office of Thrift Supervision.

The transactions contemplated by the Plan of Conversion are subject to approval by the shareholders of the Company, the members of FFMHC, and the Office of Thrift Supervision. Meetings of the Company’s shareholders and FFMHC’s members will be held to approve the plan in the second quarter of 2010. If the conversion and offering are completed, conversion costs will be netted against the offering proceeds. If the conversion and offering are terminated, such costs will be expensed. As of May 17, 2010, the Company had incurred approximately $441,000 of conversion costs.